ANNUAL
report
2001

See You at the Races!

A MOTORSPORTS ENTERTAINMENT COMPANY







A MOTORSPORTS ENTERTAINMENT COMPANY

Annual Report 2001

ISC remains uniquely positioned to maintain its leadership status while delivering the best in motorsports entertainment.



ISC Total Revenue
1997-2001 (In Millions)
$600
500
400
300
200
100
0
1997
1998
1999
2000
2001



ISC Operating Income
1997-2001 (In Millions)
$180
150
120
90
60
30
0
1997
1998
1999
2000
2001



"We remain excited about the future and believe our proven business strategies uniquely position our company to successfully capitalize on the industry's future growth opportunities."

William C. France
Chairman and Chief Executive Officer

"The combination of strategic expansion, increased media benefits, effective event promotion and focused marketing efforts helped drive record financial results across the board."



James C. France
President and
Chief Operating Officer



"Our long-term development efforts were rewarded in 2001 with the much-anticipated openings of the Kansas Speedway and Chicagoland Speedway."

Lesa D. Kennedy
Executive Vice President

To Our Fellow Shareholders,

International Speedway Corporation enjoyed a year of significant milestones and record financial success during 2001. The Company expanded its impressive national presence with the opening of two world-class facilities in key media markets. In addition, the Company enjoyed the first year of substantial financial benefit and increased exposure associated with NASCAR's long-term domestic television broadcast rights agreements.

The combination of strategic expansion, increased media benefits, effective event promotion and focused marketing efforts helped drive record financial results across the board. We were especially pleased to generate these results in less-than-favorable economic conditions throughout the year, made even more difficult by the events of September 11th.

Our long-term development efforts were rewarded in 2001 with the much-anticipated openings of our Kansas Speedway and the Chicagoland Speedway in which we have a 37.5% interest. Both facilities hosted impressive inaugural schedules featuring exciting NASCAR, Indy Racing League and ARCA racing. In addition, both facilities received rave reviews from the fans, competitors, corporate marketing partners and media. We were extremely pleased both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages - a first in motorsports entertainment.

In addition to expansion into additional major markets, during 2001 the industry benefited from increased exposure generated by new media contracts and the return of Chrysler to Winston Cup competition. As expected, NASCAR's long-term domestic television broadcast agreements began to pay immediate dividends by substantially increasing rights fees for the industry and creating additional awareness, which is helping take the sport to new heights.

In many respects, the tremendous accomplishments and successes of the past year were overshadowed by the loss of Dale Earnhardt. Along with millions of NASCAR fans, we will miss Dale as a competitor who helped broaden the appeal of NASCAR and grow it into a truly national sport. More than that, we will miss Dale as a person who was a great friend to many of us in the industry.

Looking forward, we believe the popularity of motorsports entertainment continues to grow. During 2001, the combination of increased event promotion by the broadcasters, top-quality television productions and exciting on-track competition resulted in record television viewership, which exceeded everyone's expectations. In addition, we continued to attract new fans to our events and build relationships with corporate marketing partners to generate additional investment in the sport. We remain excited about the future and believe our proven business strategies uniquely position our company to successfully capitalize on the industry's future growth opportunities.

Thank you for your support.
See you at the races!


Goody's
CLEVITE
Bud
LINCOLN WELDERS
Autolite
MOROSO
JESEL
87
28

From its small beginnings in the rural Southeast, over the past 50 years NASCAR has grown stock car racing into a mainstream national sport. This growth has been phenomenal over the past decade, capturing the interest of millions of new fans and increasing the attention of corporate sponsors. As a result of its long-term commitment to provide a first-class entertainment experience, attendance and television viewership growth for NASCAR events continues to outpace other major sports. In addition, NASCAR continues to lead all sports properties in terms of sponsor satisfaction.

By providing an economic model in which all those involved in the sport can prosper, NASCAR has been successful in building a product that is unrivaled in professional sports. Over the years, this economic model has been the engine driving the impressive success of International Speedway Corporation ("ISC" or the "Company").

ISC's long-term strategy encompasses a variety of internal and external growth initiatives designed to support the Company's vision of being the undisputed leader in event entertainment. By focusing on the needs of its guests, business partners, participants and shareholders, ISC's team of dedicated employees has a history of successfully executing these initiatives, and 2001 was no exception.




CRAFTSMAN
CRAFTSMAN
DODGE

A Year of Milestones

The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, the Company completed construction of Daytona International Speedway and promoted the first Daytona 500. The motorsports entertainment industry began to gather momentum in the mid-1960's, when major North American automobile and tire manufacturers first offered engineering and financial support. In the early 1970's, NASCAR created a more elite circuit with Winston as title sponsor, resulting in a substantial increase in promotion and awareness for the sport. The first live flag-to-flag network coverage of the Daytona 500 by CBS in 1979 ushered in increased exposure associated with live television broadcasts. The influx of cable programming in the 1980's and the technological advancements of the broadcasts enhanced the appeal of motorsports and expanded its reach to audiences in millions of households worldwide. In addition, the sport began to capture additional attention from new fans and attract non-traditional corporate marketing partners, including major consumer products companies, and these trends accelerated throughout the 1990's.

Looking back, all of these events helped elevate the sport of NASCAR racing to new heights. During 2001, the combination of new NASCAR media contracts, the opening of Kansas Speedway and Chicagoland Speedway and the return of Chrysler to Winston Cup competition resulted in one of the most significant years in NASCAR's history.



NASCAR Media Rights

In early 1999, NASCAR announced it would retain all media rights and negotiate such rights other than radio for the NASCAR Winston Cup and Busch Grand National series. Later that year, NASCAR reached an agreement on an eight-year television contract with FOX and its FX cable network, and a six-year agreement with NBC Sports and Turner Sports, for the domestic television broadcast rights beginning in 2001.

Television ratings for the 2001 NASCAR Winston Cup Series exceeded all expectations as average households increased 36% over the prior year, resulting in more than 280 million viewers. Even more impressive was the growth in the demographic numbers, which showed a 29% increase in male viewers ages 18 to 34, and a 34% increase in male viewers ages 18 to 49. In addition, a significant milestone was reached with the airing of Talladega's EA Sports 500. The race's 4.8 rating, representing eight million viewers, was the highest national rating ever for an auto race that was broadcast in direct television competition with professional football.







In addition to substantially higher rights fees, these agreements are expected to create significant indirect benefits for the industry that will help drive future growth. For example, network event coverage increased tremendously during 2001. Approximately 70% of the Winston Cup events were scheduled on network broadcasts compared to approximately 30% during 2000. This resulted in additional viewers and exposure for the sport as network broadcasts offer the opportunity to reach significantly more households than cable broadcasts.

Prior to 2001, Winston Cup and Busch Series events were broadcast by as many as six different network and cable operators each year. This resulted in little promotion by the broadcasters and lack of continuity in race coverage. FOX, NBC and their respective cable partners began actively promoting their involvement beginning with the 2001 season through advertising and support programming, as well as working together to improve race coverage and provide continuity of coverage throughout the season. This is creating additional exposure for the sport, and is expected to help drive future growth.

With the agreements limited to domestic broadcast coverage, we believe there is a substantial long-term revenue opportunity associated with the sale of ancillary rights, including international rights and internet-related media. NASCAR began to capitalize on these opportunities in 2001 through strategic partnerships with Turner Sports, America Online, FOX, Eurosport, XM Satellite Radio and others.

Kansas and Chicagoland Speedways

The successful debut of the Kansas and Chicagoland speedways in 2001 was a significant highlight for ISC and the motorsports industry, with both state-of-the-art facilities receiving glowing reviews from the fans, drivers and media. Located in some of the country's important markets, both Kansas and Chicagoland offer attractive future growth opportunities for the Company and the industry.

Consumer demand at both locations was strong as evidenced by the level of Preferred Access Speedway Seating ("PASS") and season ticket sales. A PASS seat gives the fan the opportunity to buy a season ticket for the same great seat each season for an up-front charge. Both Kansas and Chicagoland accomplished a first in motorsports as they sold all of their grandstand seats as season ticket packages.

In addition to strong consumer demand, corporate support for both facilities was outstanding and exceeded internal expectations. Significant marketing partnerships were secured with well-known household names including AT&T, Coors, Dodge, Ford, Pepsi and Sprint. Corporate hospitality sales also outpaced expectations with sold-out capacity for both luxury suites and hospitality village chalets.

Kansas Speedway opened in June to impressive crowds for its ARCA RE/MAX and NASCAR Winston West Series double-header. These events were not included in Kansas' season ticket package as they were added to the schedule after season tickets went on sale. Later in the year, Kansas recorded sold-out attendance for both its major event weekends including the NASCAR Winston Cup / Busch Grand National Series weekend and the Indy Racing Northern Light Series / NASCAR Craftsman Truck Series weekend. At each event, fans were treated to exciting on-track competition and a special feature — the track's FanWalk experience — that allows spectators a close-up view of drivers and pre-race action in the garages and pits.

Chicagoland Speedway opened its gates in July with a NASCAR Winston Cup and Busch Series weekend, and followed in September with a weekend featuring Indy Racing Northern Light Series and ARCA RE/MAX Series events. In addition to competitive racing, sold-out crowds for both weekends enjoyed the sights and sounds of the speedway's Expo Village, which allows sponsors to directly engage consumers through interactive displays, sweepstakes and entertainment vehicles. ISC has an indirect 37.5% equity interest in the facility through its investment in Raceway Associates, LLC.

Chrysler Returns to Winston Cup

An important long-term development for the industry occurred in 2001 with the return of Chrysler to NASCAR Winston Cup competition after an absence of almost 20 years. Five teams fielding ten cars competed during the year, demonstrating a significant investment by an important force in the automotive industry. Chrysler's re-entry resulted in impressive on-track success, recording three teams in the top-15 for championship points, four wins and 25 top-five finishes.

Chrysler supported the return of its Dodge brand with a significant promotional commitment, which was one of the largest marketing efforts in the history of NASCAR. According to Dodge, the substantial level of corporate and dealer promotion Dodge utilized to support its investment, including event sponsorship, hospitality and on-site interactive programs, has driven impressive increases in automobile sales. ISC believes Chrysler's commitment is generating incremental exposure for the sport, resulting in additional consumer awareness and stimulating long-term industry growth.


Dodge


DODGE


Interstate
TAURUS


Price Chopper







ISC is committed to delivering results and maintaining its position as a leader in motorsports entertainment. Supporting ISC's strategy of internal and external growth initiatives is a set of key fundamentals, which have helped drive impressive performance. At no time was this more evident than in 2001 when the Company operated in less-than-favorable economic conditions. In addition to the financial impact of the inaugural race schedules at Kansas and Chicagoland, the record financial results of 2001 were positively benefited by higher fees for television broadcast rights, increased marketing partnerships and additional premium grandstand seating.

ISC's main focus continues to be driving revenue growth through its strong network of facilities across the country. The Company owns, operates and/or has a material interest in 14 major motorsports facilities, which results in a significant national presence. These facilities have, in total, more than one million grandstand seats and are located in six of the nation's top ten media markets. Nearly 80% of the country's population is located within the primary trading areas, a 400-mile radius, of these 14 facilities. ISC promotes major events in every month of the racing season - more than any other motorsports promoter. Collectively, these facilities are scheduled to promote well over 100 motorsports events during the 2002 racing season, including 20 NASCAR Winston Cup races.


PEPSI

Over the past several years, the Company's revenue base has shifted toward multi-year contracted revenues - primarily in the form of television rights fees and marketing partnerships. This trend is significant as multi-year contracted revenues provide more earnings and cash flow visibility and allow future growth to be less dependent on seat expansion and ticket price increases. In addition, multi-year contracted revenues help insulate the Company from short-term downturns in the economy.

Increases in fees for television broadcast rights and corporate sponsorship were strong top and bottom-line contributors during 2001. NASCAR's new media contracts and the new events at Kansas Speedway helped increase ISC's total television broadcast and ancillary media rights fees by approximately 82% during the year.


ISC Television Revenue
1997-2001 (In Millions)
$125
100
75
50
25
0
1997
1998
1999
2000
2001


★DAYTONA★
EMC
where information lives
50

In order to maximize the exposure from advertising and promotions and to increase per capita spending from customers, the Company pursues an integrated marketing strategy that includes sponsorships, advertising, promotion, licensing, and individual consumer initiatives. ISC's leadership position in the motorsports industry enables it to market to a broader base of corporate and individual customers. In addition, the Company's national footprint facilitates the creation of multi-track sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets. During 2001, ISC had over 100 official status categories and approximately 250 corporate partners. Almost 80 of these corporate partners had multi-track positions.

ISC's sponsorship portfolio has evolved dramatically over the past few years. The Company has been successful in attracting new sponsors by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of marketing revenue in 1996, represented less than 30% of ISC's sponsorship revenue in 2001.


Kellogg's
5



Another important component of the Company's strategy has been its long-standing practice of focusing closely on supply and demand regarding capacity additions at its facilities. Through prudent expansion, ISC has historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This accelerates cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales.

While ISC will join with sponsors and offer promotions to generate additional ticket sales, the Company avoids rewarding last minute ticket buyers by discounting tickets. The Company believes it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue.

Excluding the addition of approximately 78,000 seats at Kansas and 75,000 seats at Chicagoland, during 2001 ISC expanded its grandstand seating capacity by approximately 10,000 net seats, including increases at California, Talladega and Daytona. The Company now manages more than one million total grandstand seats at its facilities across the country.

Also contributing to ISC's financial success is its ongoing initiative to add events at the Company's facilities. Over the long term, additional events offer the opportunity to increase earnings with minimal capital outlay. Including capacity crowds at Kansas and Chicagoland, during 2001 the Company hosted five Indy Racing Northern Light Series events as compared to one race in 2000. ISC was pleased with the success and profitability of the Indy Racing League ("IRL") events, recording a significant increase in attendance for Phoenix's race and hosting impressive crowds for the inaugural event at Richmond. In 2002, the Company will host eight IRL events, with California, Michigan and Nazareth added to the league's impressive schedule. ISC is encouraged by the recent success of the IRL, and its long-term business plan of growing a domestic oval-based racing series complements the Company's business philosophies.

ISC Grandstand Seats
1997-2001 (In Thousands)


1,200
1,000
800
600
400
200
0
1997
1998
1999
2000
2001










NAPA




Remington

Your Ticket to the Future of Motorsports

ISC is committed to its vision of delivering the very best in motorsports entertainment. Capitalizing on the tremendous success of NASCAR, the Company's sound operating philosophies and prudent growth strategies have solidified its position as a leader in the industry. ISC believes the best path to continued growth is to not sacrifice long-term goals and objectives for short-term results.

With more companies involved in the sport than ever before, television ratings that have exceeded everyone's expectations, and some of the most loyal fans in major sports, the Company remains excited about the industry's future. With a premier portfolio of events, facilities located in key markets across the country, a well-defined strategy of managed growth, a strong capital structure and a highly-respected management team, ISC will continue to capitalize on the sport's growth while delivering value to its shareholders.


PONTIAC

Motorsports Entertainment

Coast to Coast



SPEEDWAY Joliet Illinois
MICHIGAN
INTERNATIONAL SPEEDWAY
Watkins Glen
NEW YORK'S
New York City
Denver
NAZARETH
SPEEDWAY
CALIFORNIA
SPEEDWAY
NORTH
CAROLINA
Speedway
The Rock
DARLINGTON
A NASCAR TRADITION
PHOENIX
INTERNATIONAL
RACEWAY
DAYTONA
INTERNATIONAL SPEEDWAY
TALLADEGA
SUPERSPEEDWAY
KANSAS
SPEEDWAY
HOMESTEAD
MIAMI

◯ **ISC Owned and/or Operated Facilities**

☆ **Facilities Opened in 2001**

▤ **External Expansion Targets**

ISC™ A MOTORSPORTS ENTERTAINMENT COMPANY

Selected Financial Data

The following table sets forth our selected financial data as of and for each of the five fiscal years in the period ended November 30, 2001. You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this report.

	Year Ended November 30,				
	1997	1998	1999	2000	2001
	(In Thousands, Except Per Share Data)				
Income Statement Data:					
Revenues:					
Admissions, net	$ 69,487	$ 86,946	$ 133,897	$ 192,789	$ 214,494
Motorsports related income	46,650	71,793	115,570	175,809	238,208
Food, beverage and merchandise income	23,408	28,597	46,668	66,880	70,575
Other income	1,829	1,632	2,587	4,952	5,233
Total revenues	141,374	188,968	298,722	440,430	528,510
Expenses:					
Direct expenses:					
Prize and point fund monies and NASCAR sanction fees	20,567	28,767	45,615	71,260	87,859
Motorsports related expenses	23,075	33,283	51,590	82,230	98,458
Food, beverage and merchandise expenses	13,435	15,025	25,539	38,448	38,251
General and administrative expenses	29,486	37,842	54,956	75,030	79,953
Depreciation and amortization	9,910	13,137	25,066	51,150	54,544
Total expenses	96,473	128,054	202,766	318,118	359,065
Operating income	44,901	60,914	95,956	122,312	169,445
Interest income	3,196	4,414	8,780	6,156	3,446
Interest expense	(509)	(582)	(6,839)	(30,380)	(26,505)
Equity in net income (loss) from equity investments	366	(905)	(1,819)	(631)	2,935
Minority interest	-	-	(796)	(100)	992
Gain on sale of equity investment	-	1,245	-	-	-
North Carolina Speedway litigation	-	-	-	(5,523)	-
Income before income taxes	47,954	65,086	95,282	91,834	150,313
Income taxes	18,158	24,894	38,669	41,408	62,680
Net income	$ 29,796	$ 40,192	$ 56,613	$ 50,426	$ 87,633
Earnings per share (1):					
Basic	$ 0.78	$ 1.00	$ 1.22	$ 0.95	$ 1.65
Diluted	$ 0.78	$ 1.00	$ 1.22	$ 0.95	$ 1.65
Dividends per share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06
Weighted average shares outstanding (1):					
Basic	38,185,473	40,025,643	46,394,614	52,962,646	52,996,660
Diluted	38,339,978	40,188,800	46,518,977	53,049,293	53,076,828
Balance Sheet Data (at end of period):					
Working capital (deficit)	$ (24,976)	$ 25,514	$ (51,897)	$ (54,041)	$ (28,471)
Total assets (2)	302,823	476,818	1,599,127	1,665,438	1,702,146
Long-term debt	1,007	2,775	496,067	470,551	402,477
Total debt	14,302	3,373	498,722	475,716	411,702
Total shareholders' equity (2)	209,907	366,855	902,470	950,871	1,035,422

(1) Earnings per share and weighted average share amounts prior to 1998 have been restated to comply with Statement of Financial Accounting Standard No. 128. See Note 1 to our audited financial statements included in this report.

(2) Does not reflect the adoption of Statement of Financial Accounting Standard No. 142, which is expected to result in a non-cash after-tax charge of approximately $513.8 million in the first quarter of fiscal 2002. To reflect this charge, total assets and total shareholders' equity would have been reduced by $584.3 million and $513.8 million, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We derive revenues primarily from (i) admissions to racing events and motorsports activities held at our facilities, (ii) revenue generated in conjunction with or as a result of motorsports events conducted at our facilities, and (iii) catering, concession and merchandising services during or as a result of these events and activities.

"Admissions" revenue includes ticket sales for all of our racing events and activities at DAYTONA USA. Admissions revenue for motorsports events is recognized upon completion of the related motorsports event.

"Motorsports related income" primarily includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals. Our revenues from corporate sponsorships are paid in accordance with negotiated contracts, with the identities of sponsors and the terms of sponsorship changing from time to time. We historically negotiated directly with television and cable networks for coverage of substantially all of our televised NASCAR-sanctioned events. Under those arrangements, the event promoter received 100% of the broadcast rights fees for each NASCAR Winston Cup and NASCAR Busch Grand National event and paid 10% of those broadcast rights fees as a component of the sanction fee to NASCAR. The event promoter also paid 25% of those broadcast rights fees as part of awards to the competitors. In fiscal 1999 NASCAR announced it would retain television, radio and all other electronic media rights and negotiate such rights other than radio for the NASCAR Winston Cup Series and NASCAR Busch Grand National Series. Currently, the radio rights to the NASCAR events at our facilities are negotiated by us, and we retain 100% of the revenues. In November 1999 NASCAR reached an agreement on a six-year television contract with NBC Sports and Turner Sports, and an eight-year agreement with FOX and its FX cable network, for the domestic television broadcast rights beginning in 2001. The total domestic television broadcast rights fees for the entire 2001 NASCAR Winston Cup and NASCAR Busch Grand National schedules, including the new events at the Kansas and Chicagoland speedways, were approximately $259 million with scheduled future increases, on average, of approximately 17% through the 2006 season. Under the terms of the new arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR Winston Cup or NASCAR Busch Grand National event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter continues to pay 25% of the gross broadcast rights fees allocated to the event as part of awards to the competitors.

"Food, beverage and merchandise income" includes revenues from concession stands, hospitality catering, direct sales of souvenirs, programs and other merchandise and fees paid by third party vendors for the right to occupy space to sell souvenirs and concessions at our facilities.

"Direct expenses" include (i) prize and point fund monies and NASCAR sanction fees, (ii) motorsports related expenses, which include costs of competition paid to sanctioning bodies other than NASCAR, labor, advertising and other expenses associated with the promotion of our racing events, and (iii) food, beverage and merchandise expenses, consisting primarily of labor and costs of goods sold.

Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 82% of our revenues in fiscal 2001. Further, our future operating results could be adversely impacted by the postponement and/or cancellation of a major motorsports event due to a number of factors, including inclement weather specific to our events or a general postponement and/or cancellation of all major sporting events in this country as occurred following the September 11th terrorist attacks.

Our consolidated balance sheets include significant amounts of long lived assets and goodwill. Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

Advance tickets sales and event-related revenues for future events are deferred until earned. The recognition of event-related expenses is matched with the recognition of event-related revenues. Revenues and related expenses from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of sale. We believe that our revenue recognition policies follow guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

The following table sets forth, for each of the indicated periods, certain selected income statement data as a percentage of total revenues:

	Year Ended November 30,		
	1999	2000	2001
Revenues:			
Admissions, net	44.8%	43.8%	40.6%
Motorsports related income	38.7	39.9	45.1
Food, beverage & merchandise income	15.6	15.2	13.3
Other income	0.9	1.1	1.0
Total revenues	100.0	100.0	100.0
Expenses:			
Direct expenses:			
Prize and point fund monies and NASCAR sanction fees	15.3	16.2	16.6
Motorsports related expenses	17.3	18.7	18.6
Food, beverage and merchandise expenses	8.5	8.7	7.3
General and administrative expenses	18.4	17.0	15.1
Depreciation and amortization	8.4	11.6	10.3
Total expenses	67.9	72.2	67.9
Operating income	32.1	27.8	32.1
Interest income (expense) net	0.7	(5.5)	(4.4)
Equity in net income (loss) from equity investments	(0.6)	(0.1)	0.5
Minority interest	(0.3)	-	0.2
North Carolina Speedway litigation	-	(1.3)	-
Income before income taxes	31.9	20.9	28.4
Income taxes	12.9	9.5	11.8
Net income	19.0%	11.4%	16.6%

Comparison of Fiscal 2001 to Fiscal 2000

Due to the following factors, our fiscal 2001 results of operations, as well as the margins of certain expenses in relation to certain revenues, are not necessarily comparable to results in fiscal 2000:

- the increase in television broadcast rights fees, and the related impact on our NASCAR-related direct expenses, as a result of the new television broadcast agreements which began in fiscal 2001 for all NASCAR Winston Cup and NASCAR Busch Grand National events;
- commencement of motorsports event operations at the Kansas and Chicagoland speedways in fiscal 2001;
- sale of our Competition Tire subsidiaries in November 2000;
- the acquisition of the remaining 10% interest we did not already own in Homestead-Miami Speedway ("Miami") in October 2001; and
- certain schedule changes for motorsports events in fiscal 2001 as compared to fiscal 2000.

Admissions revenue increased approximately $21.7 million, or 11.3%, in fiscal 2001 as compared to fiscal 2000. The majority of this increase is attributable to new events in 2001, including the inaugural events conducted at Kansas and an inaugural Indy Racing League ("IRL") event at Richmond. An increase in the weighted average price of tickets sold and increased seating capacity at other events conducted at Daytona, Talladega and Richmond also contributed to the increase.

Motorsports related income increased approximately $62.4 million, or 35.5%, in fiscal 2001 as compared to fiscal 2000. Almost three-quarters of this increase is a result of increased television broadcast and ancillary rights fees for NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year. The remaining increase is primarily attributable to inaugural events at Kansas.

Food, beverage and merchandise income increased approximately $3.7 million, or 5.5%, in fiscal 2001 as compared to fiscal 2000.The increase is primarily attributable to merchandise sales at the inaugural events conducted at Kansas and Chicagoland, as well as food and beverage sales and catering operations at Kansas.To a lesser extent, increases in catering, food, beverage and merchandise sales at our other events and merchandise sales at the gift shop adjacent to DAYTONA USA also contributed to the increase.These increases are partially offset by a significant decrease in revenues due to the sale of our Competition Tire subsidiaries in November 2000.

Prize and point fund monies and NASCAR sanction fees increased approximately $16.6 million, or 23.3%, in fiscal 2001 as compared to fiscal 2000.The increase is primarily attributable to the increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors.The inaugural NASCAR events at Kansas also contributed to the increase.These increases were substantially offset by the reduction in NASCAR sanction fees recognized as expense in accordance with the new broadcast rights agreements previously discussed. Over three-quarters of the increase in fiscal 2001 as compared to fiscal 2000, after normalizing for the previously discussed fiscal 2001 decrease in NASCAR sanction fees recognized as expense under the new broadcast rights agreements, is due to increased prize and point fund monies paid by NASCAR to participants in NASCAR events.

Motorsports related expenses increased approximately $16.2 million, or 19.7%, in fiscal 2001 as compared to fiscal 2000.The increase is primarily attributable to operating costs associated with the inaugural events conducted at Kansas and Richmond, which include the sanction fees for the non-NASCAR sanctioned events, and, to a lesser extent, increases in personnel and other direct operating costs for other events. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased from approximately 22.3% in fiscal 2000 to approximately 21.8% in fiscal 2001.This decrease is primarily attributable to increased television broadcast and ancillary rights fees, partially offset by increased operational costs discussed above, as well as by other increases associated with the ongoing expansion of our business.

Food, beverage and merchandise expenses decreased approximately $197,000, or 0.5%, in fiscal 2001 as compared to fiscal 2000.A significant decrease in expenses is attributable to the sale of our Competition Tire subsidiaries in November 2000. This decrease is substantially offset by the cost of sales and other merchandising expenses associated with our operations at the inaugural events conducted at Kansas and Chicagoland, as well as the ongoing expansion of the food, beverage and merchandise operations. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income decreased from approximately 57.5% in fiscal 2000 to approximately 54.2% in fiscal 2001.This decrease is primarily attributable to the sale of our lower margin Competition Tire operations and favorable margins on our inaugural event operations at Kansas.These decreases were partially offset by incremental operating expenses resulting from the ongoing expansion of our food, beverage and merchandising operations.

General and administrative expenses increased approximately $4.9 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000.The increase is primarily attributable to costs associated with our ongoing business, including the operations of the newly developed Kansas Speedway. This increase is partially offset by lower business expansion and integration expenses associated with previous acquisitions incurred during fiscal 2001 as compared to fiscal 2000, as well as the elimination of expenses related to our Competition Tire subsidiaries which were sold in November 2000. General and administrative expenses as a percentage of total revenues decreased from approximately 17.0% in fiscal 2000 to approximately 15.1% in fiscal 2001.This decrease is primarily a result of our revenue growth combined with controlling growth in general and administrative expenses.

Depreciation and amortization expense increased approximately $3.4 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000.The increase is primarily attributable to the completion of the Kansas facility, which opened in June 2001 and was depreciated over the remainder of the fiscal year.

Interest income decreased by approximately $2.7 million, or 44.0%, in fiscal 2001 as compared to fiscal 2000.The decrease is primarily due to lower average investment balances and, to a lesser extent, lower interest rates in fiscal 2001.

Interest expense decreased by approximately $3.9 million, or 12.8%, in fiscal 2001 as compared to fiscal 2000.This decrease is attributable to lower average outstanding balances and lower interest rates on our credit facilities in fiscal 2001 as compared to fiscal 2000.This decrease is partially offset by a decrease in interest capitalized on borrowings for the Kansas and Chicagoland speedways, which began operations in the third quarter of fiscal 2001.

Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates, LLC ("Raceway Associates"). Raceway Associates owns and operates Route 66 Raceway as well as Chicagoland, which conducted its inaugural events in fiscal 2001.

The decrease in our effective income tax rate in fiscal 2001, as compared to fiscal 2000, is primarily attributable to the non-deductible portion of the

North Carolina Speedway litigation recorded in fiscal 2000 as well as the increase in pretax income in relation to non-deductible goodwill amortization.

As a result of the foregoing, our net income increased approximately $37.2 million, or 73.8%, in fiscal 2001 as compared to fiscal 2000.

Comparison of Fiscal 2000 to Fiscal 1999

On July 26, 1999, we acquired the approximately 88% interest we did not already own in Penske Motorsports, Inc. ("Penske Motorsports"). Motorsports facilities acquired in the transaction include Michigan International Speedway in Brooklyn, Michigan; California Speedway in Fontana, California; North Carolina Speedway in Rockingham, North Carolina, and Nazareth Speedway in Nazareth, Pennsylvania. We also acquired Penske Motorsports' 45% interest in Homestead-Miami Speedway, bringing our ownership in the operations of that facility to 90%, as well as several Penske Motorsports merchandising subsidiaries. In addition, on December 1, 1999, we acquired Richmond International Raceway, which is located approximately ten miles from downtown Richmond, Virginia. The Penske Motorsports and Richmond acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of their operations, as well as Miami, have been included in our results of operations as of the dates of acquisition.

In addition to the incremental operating expenses and depreciation and amortization resulting from these transactions, the acquisitions of Penske Motorsports and Richmond resulted in the inclusion of the following additional motorsports events during fiscal 2000 as compared to fiscal 1999:

- 5 NASCAR Winston Cup events;
- 5 NASCAR Busch Grand National events;
- 4 NASCAR Craftsman Truck events; and
- 3 Championship Auto Racing Teams ("CART") FedEx Championship Series events.

Accordingly, our results of operations, as well as the margins of certain expenses in relation to certain revenues, are not comparable on a period-to-period basis.

Admissions revenue increased approximately $58.9 million, or 44.0%, in fiscal 2000 as compared to fiscal 1999. Over three-quarters of the increase is a result of the events conducted at our newly acquired facilities during the period in which there were no comparable events in the prior year. The remaining increase is primarily attributable to an increase in seating capacity and attendance, as well as an increase in the weighted average price of tickets sold for certain events at Daytona, Talladega and Michigan.

Motorsports related income increased approximately $60.2 million, or 52.1%, in fiscal 2000 as compared to fiscal 1999. Over one-half of the increase is a result of the events conducted at our newly acquired facilities during the period in which there were no comparable events in the prior year. The remaining increase is primarily attributable to increased television broadcast rights fees, sponsorships and royalties, advertising, expanded luxury suite and hospitality facilities and other rentals.

Food, beverage and merchandise income increased approximately $20.2 million, or 43.3%, in fiscal 2000 as compared to fiscal 1999. The increase is primarily attributable to the sales of racing tires, accessories and other merchandise by subsidiaries acquired in the Penske Motorsports acquisition, as well as food, beverage and merchandise operations for events at our newly acquired facilities during the period in which there were no comparable events in the prior year. Increases in food, beverage and merchandise revenues also resulted from increased attendance and seating capacity for certain events at Daytona, Michigan and Talladega. These increases are partially offset by a decrease in revenues from the merchandising subsidiaries acquired in the Penske Motorsports acquisition in which there were no comparable operations during the same period of the prior year and certain special promotions conducted in fiscal 1999 that were not repeated in fiscal 2000.

Prize and point fund monies and NASCAR sanction fees increased approximately $25.6 million, or 56.2%, in fiscal 2000 as compared to fiscal 1999. Over three-quarters of this increase is attributable to the events conducted at our newly acquired facilities during the period in which there were no comparable expenses in the prior year, as well as the addition of a NASCAR Craftsman Truck event at Daytona in fiscal 2000. The remaining increase is largely attributable to increased television broadcast rights fees for comparable events year-to-year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid as part of prize money. Over three-quarters of the increase in fiscal 2000 as compared to fiscal 1999 was due to increased prize and point fund monies paid by NASCAR to participants in NASCAR events.

Motorsports related expenses increased approximately $30.6 million, or 59.4%, in fiscal 2000 as compared to fiscal 1999. Over three-quarters of the increase is attributable to event and operating expenses at our newly acquired facilities during the period in which there were no comparable expenses in the prior year, which include sanction fees for the CART FedEx Championship Series events and other non-NASCAR events at Michigan, Nazareth and Miami. The remaining increase is primarily due to increases in personnel related costs, non-NASCAR sanction fees, and a wide variety of other operating costs and fan amenities for comparable events year-to-year. Motorsports related expenses as a percentage of combined admissions and motorsports related income increased from 20.7% in fiscal 1999 to 22.3% in fiscal 2000. This increase is primarily attributable to the inclusion of lower margin events in the current year due to the timing of the Penske Motorsports merger in the prior year. The increase was partially mitigated by the favorable margins on the operations of the newly acquired Richmond facility as well as the Speedweeks events at Daytona and certain other of our events and operations.

Food, beverage and merchandise expenses increased approximately $12.9 million, or 50.5%, in fiscal 2000 as compared to fiscal 1999. Substantially all of the increase is attributable to the product and operating costs related to the sales of racing tires, accessories and other merchandise by subsidiaries acquired in the Penske Motorsports acquisition. To a lesser extent, the increase is due to product and personnel costs for events at our newly acquired facilities during the period in which there were no comparable expenses in the prior year. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income increased from 54.7% in fiscal 1999 to 57.5% in fiscal 2000. This margin decrease is primarily due to the lower margin activities of certain merchandising subsidiaries acquired in the Penske Motorsports acquisition during the period in which there were no comparable operations in the prior year.

General and administrative expenses increased approximately $20.1 million, or 36.5%, in fiscal 2000 as compared to fiscal 1999. Fiscal 1999 general and administrative expenses included a charge of approximately $2.8 million related to the cash portion of the settlement in a certain legal proceeding involving alleged price-fixing activities of ISC and certain subsidiaries in connection with the sale of souvenirs and merchandise. Over three-quarters of the increase, excluding the effects of the prior year charge for the settlement, is due to the general and administrative expenses associated with our newly acquired operations during the period in which there were no comparable expenses in the prior year. The remaining increase is primarily due to increased personnel and other costs associated with the ongoing expansion of our business. General and administrative expenses as a percentage of total revenues decreased from 18.4% in fiscal 1999 to 17.0% in fiscal 2000. This decrease is primarily a result of our revenue growth exceeding general and administrative expense growth combined with the souvenir litigation charge recorded in the prior year.

Depreciation and amortization expense increased approximately $26.1 million in fiscal 2000 as compared to fiscal 1999. This increase is primarily due to the full year's depreciation of assets acquired and amortization of goodwill recorded as a result of the Penske Motorsports (which included the consolidation of Miami) and Richmond acquisitions. The remaining increase was a result of the ongoing expansion of our facilities.

Interest income decreased by approximately $2.6 million in fiscal 2000 as compared to fiscal 1999. This decrease is primarily due to lower average investment balances in the current year.

Interest expense increased by approximately $23.5 million in fiscal 2000 as compared to fiscal 1999. Interest expense in fiscal 2000 is attributable to interest on the $225 million principal amount of senior notes ("Senior Notes") issued in October 1999, borrowings under our credit facilities and term loan arrangements and interest on our funding commitment related to the taxable special obligation revenue, or TIF, bonds issued in January 1999 by the Unified Government of Wyandotte County/Kansas City, Kansas ("Unified Government") to partially fund the Kansas project, net of capitalized interest. Interest expense during fiscal 1999 consisted primarily of (i) interest on the $225 million principal amount of Senior Notes, (ii) borrowings under our revolving credit facility associated with the July 1999 acquisition of Penske Motorsports and (iii) interest on our TIF bond funding commitment, net of capitalized interest.

Equity in net loss from equity investments represents our pro rata share of the current income and losses from our equity investments. During fiscal 2000, this included our 50% investment in Motorsports Alliance, LLC, which owns the Route 66 Raceway and engaged in the development of Chicagoland. During fiscal 1999, this included our approximately 12% indirect investment in Penske Motorsports and our 45% investment in Miami through the date of the Penske Motorsports acquisition, as well as our 50% investment in Motorsports Alliance.

Minority interest consists of the 10% interest in Miami that we did not own. On October 1, 2001, we acquired that remaining 10% interest.

The North Carolina Speedway litigation expense represents the final resolution of the North Carolina Speedway dissenter's action related to Penske Motorsports' acquisition of North Carolina in 1997 and includes the judgment and related interest, amounts due non-dissenting former shareholders and related legal fees. The after-tax impact of this expense was approximately $5.2 million.

The increase in our effective income tax rate during fiscal 2000 as compared to fiscal 1999 is primarily due to the amortization of non-deductible goodwill created in the Penske Motorsports acquisition and the non-deductible portion of the North Carolina Speedway litigation, partially offset by a decrease in our effective rate for certain state income taxes.

As a result of the foregoing, our net income decreased approximately $6.2 million, or 10.9%, during fiscal 2000 as compared to fiscal 1999.

Liquidity and Capital Resources

General

We have historically generated sufficient cash flow from operations to fund our working capital needs and capital expenditures at existing facilities, as well as to pay an annual cash dividend. In addition, we have used the proceeds from offerings of our Class A Common Stock and, more recently, the net proceeds from the issuance of Senior Notes, borrowings under our credit facilities and state and local mechanisms to fund acquisitions and development projects. At November 30, 2001, we had $225 million principal amount of Senior Notes outstanding, total borrowings of approximately $113.5 million under our credit facilities and term loan arrangements, and a debt service funding commitment of approximately $68.9 million, net of discount, related to the TIF bonds issued by the Unified Government. We had working capital deficits of approximately $28.5 million and $54.0 million at November 30, 2001 and 2000, respectively.

Cash Flows

Net cash provided by operating activities was approximately $160.7 million for fiscal 2001, compared to approximately $140.1 million for fiscal 2000. The difference between our net income of approximately $87.6 million and the $160.7 million of operating cash flow was primarily attributable to:

- depreciation and amortization of $54.5 million;
- deferred income taxes of $27.2 million;
- a decrease in inventories, prepaid expenses and other current assets of $3.4 million;
- $3.2 million in amortization of unearned compensation and financing costs; and
- an increase in accounts payable and other current liabilities of $1.8 million.

These differences are partially offset by a decrease in deferred income of $10.6 million, an increase in receivables of $3.2 million and undistributed income from equity investments of $2.9 million.

Net cash used in investing activities was approximately $72.0 million for fiscal 2001, compared to approximately $99.5 million for fiscal 2000. Our use of cash for investing activities reflects $98.4 million in capital expenditures, $3.9 million to acquire the 10% interest in Miami and $1.5 million to increase our investment in and advances to the Chicagoland project. These uses of cash are partially offset by a $33.9 million decrease in restricted investments related to the development of Kansas Speedway.

Net cash used in financing activities was approximately $68.3 million for fiscal 2001, compared to approximately $27.8 million for fiscal 2000. Our use of cash for financing activities reflects net payments under credit facilities of $59.0 million, $5.2 million in payments of long-term debt, $3.2 million in cash dividends paid and $1.0 million used to reacquire previously issued common stock.

Capital Expenditures

Capital expenditures totaled approximately $98.4 million for fiscal 2001, compared to $132.7 million for fiscal 2000. Over 45% of these expenditures were related to the construction of the speedway in Kansas. The remaining capital expenditures were related to expenditures at our previously existing facilities, including increased seating capacity at California, Talladega and Daytona, land purchased for expansion of parking capacity and other uses, as well as a variety of additional improvements.

We expect to make capital expenditures totaling approximately $35.8 million for approved projects at our facilities which are expected to be completed within the next twelve months. These projects include acquisition of land for expansion of parking capacity and other uses, paving and for a variety of additional improvements including the balance of our capital expenditures related to Kansas, which will be funded from restricted investments, as discussed below. We review the capital expenditure program periodically and modify it as required to meet current business needs.

Future Liquidity

Our $250 million senior revolving credit facility ("Credit Facility") matures on March 31, 2004, and accrues interest at LIBOR plus 50 -100 basis points, based on certain financial criteria. At November 30, 2001, we had borrowings of $70 million outstanding under the Credit Facility.

Our Miami subsidiary has a $20 million credit facility ("Miami Credit Facility") and a $23.5 million term loan ("Term Loan"). The Miami Credit Facility and Term Loan are guaranteed by us and have the same interest terms and restrictive covenants as our Credit Facility. The Miami Credit Facility will be automatically reduced to $15.0 million on December 31, 2002 and will mature on December 31, 2004. At November 30, 2001, we had borrowings of $20 million outstanding under the Miami Credit Facility. The Term Loan is payable in annual installments which range from $4.5 million to $7.0 million. We have an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.60% plus 50-100 basis points, based on certain consolidated financial criteria, for the remainder of the loan period.

Our $225 million principal amount of unsecured Senior Notes bears interest at 7.875% and ranks equally with all of our other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at a redemption price as defined in the indenture. In December 2001, we entered into an interest rate swap agreement to manage interest rate risk exposure on $100 million of the $225 million principal amount of Senior Notes. Under this agreement, we receive fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap effectively modifies our exposure to interest risk by converting $100 million of the 7.875% fixed-rate Senior Notes to a floating rate based on six-month LIBOR in arrears plus a spread. The agreement is deemed to be a perfectly effective fair value hedge and therefore qualifies for the "shortcut" method of accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreement.

In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds and approximately $24.3 million in sales tax special obligation revenue ("STAR") bonds, in connection with the financing of the construction of Kansas. The STAR bonds will be retired with state and local taxes generated within the project's boundaries and are not our obligation. The TIF bonds are comprised of a $21.6 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes ("Funding Commitment") by our wholly-owned subsidiary, Kansas Speedway Corporation, which granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. In addition, the then unexpended portion of Kansas Speedway Corporation's initial equity commitment of approximately $77.9 million, along with the net TIF and STAR bond proceeds, were deposited into trustee administered accounts for the benefit of the construction of the Kansas facility. At November 30, 2001, the unexpended portion of our equity contribution recorded as Restricted Investments totaled approximately $1.3 million. Kansas, which was awarded a NASCAR Winston Cup, a NASCAR Busch Grand National, a NASCAR Craftsman Truck, an IRL and an Automobile Racing Club of America RE/MAX Series event for its inaugural season, successfully commenced motorsports operations in mid-2001.

We are a member of Motorsports Alliance (owned 50% by us and 50% by Indianapolis Motor Speedway Corp.), which owns 75% of Raceway Associates. Raceway Associates owns Route 66 Raceway and also owns 930 adjacent acres on which it developed Chicagoland. The Chicagoland development was financed through equity contributions of approximately $50 million from Motorsports Alliance and approximately $50 million in borrowings by Raceway Associates. The members of Motorsports Alliance have agreed to guarantee up to $50 million in borrowings by Raceway Associates on a pro rata basis until such time as the operations of Raceway Associates meet certain financial criteria. In December 1999 the City of Joliet, Illinois sold approximately $9 million in 6.75% municipal bonds (which are to be repaid by Raceway Associates through property tax assessments over twelve years) to help fund a portion of the project costs that relate to public infrastructure for the superspeedway development project. The additional project costs in excess of $109 million were funded from advance sales for events at Chicagoland and by the members of Raceway Associates on a pro rata basis during the construction period. Through November 30, 2001, we had contributed approximately $35.2 million to Motorsports Alliance, including $25 million which has fulfilled our portion of Motorsports Alliance's $50 million equity commitment and the $6.9 million in approved advances. At November 30, 2001, Raceway Associates had borrowed approximately $47.8 million for the Chicagoland construction under the arrangement discussed above, which is currently guaranteed by the members of Motorsports Alliance. Chicagoland, which was awarded a NASCAR Winston Cup, a NASCAR Busch Grand National, an IRL and an Automobile Racing Club of America RE/MAX Series event for its inaugural season, successfully commenced motorsports operations in July 2001.

We acquired the remaining 10% interest we did not already own in Miami on October 1, 2001 for $3.9 million. As predetermined in the July 1997 purchase agreement when we acquired our initial 40% interest in Miami, the purchase price was based on 10% of the negotiated facility valuation as of July 1997, plus interest. The acquisition was accounted for under the purchase method of accounting.

During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In January 2000, we announced that, through a wholly-owned subsidiary, we had entered into an exclusive agreement with the New Jersey Sports and Exposition Authority to conduct a feasibility study on the development of a motorsports facility at the Meadowlands Sports Complex in New Jersey. The original agreement for the feasibility study was extended and now will expire in April 2002. The Meadowlands Sports Complex, located five miles west of the Lincoln Tunnel, is the site of Giants Stadium, Continental Airlines Arena and Meadowlands Racetrack and is the home of professional sports franchises, horse racing, college athletics, concerts and family shows. We have not yet determined the feasibility of the Meadowlands (or any other) site, formulated an estimate of the costs to construct a major motorsports facility in the New York metropolitan area, or established a timetable for completion, or even commencement, of such a project.

Our cash flow from operations consists primarily of ticket, catering and concession sales and contracted revenues arising from television broadcast rights and marketing partnerships. While we expect our strong operating cash flow to continue in the future, our financial success depends significantly on a number of factors relating to consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as employment, business conditions, interest rates and taxation rates. These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry's principal sponsors. In addition, consumer and corporate spending could be adversely affected by economic, security and other lifestyle conditions, resulting in lower than expected future operating cash flows. General economic conditions were significantly and negatively impacted by the September 11th terrorist attacks and could be similarly affected by any future attacks or fear of such attacks or acts of war. While a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial success, we believe that cash flows from operations, along with existing cash and available borrowings under our credit facilities, will be sufficient to fund:

- operations and approved capital projects at existing facilities for the foreseeable future;
- payments required in connection with the funding of the Unified Government's debt service requirements related to the TIF bonds; and
- payments related to our existing debt service commitments.

We intend to pursue further development and/or acquisition opportunities (including the possible development of new motorsports facilities in Denver and the New York metropolitan area) the timing, size and success, as well as associated potential capital commitments of which, are unknown at this time. Accordingly, a material acceleration in our growth strategy could require us to obtain additional capital through debt and/or equity financings. Although there can be no assurance, we believe that adequate debt and equity financing will be available on satisfactory terms.

Future Trends in Operating Results

An important component of our operating strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue. Based on the current state of the economy and our desire to keep demand at a higher level than supply, we do not anticipate adding to our grandstand seating capacity during 2002 and foresee only modest increases in the weighted average ticket prices for our events. We will continue to annually evaluate expansion opportunities, as well as the pricing of our tickets and other products. Over the long term, we plan to continue to expand capacity at our speedways.

Fiscal 2001 is our first year under NASCAR's multi-year consolidated television broadcast rights agreements with NBC Sports, Turner Sports, FOX and its FX cable network. These agreements cover the domestic broadcast of NASCAR's entire Winston Cup and Busch Grand National racing seasons from 2001 through 2006. As a result, our television broadcast and ancillary rights revenues increased approximately 84% in fiscal 2001 as compared to fiscal 2000. We expect media rights revenues, as well as certain variable costs, to continue to increase based on NASCAR's announcement that the annual increase in the domestic television rights fees will range between 15% and 21% from 2001 through 2006, with an average increase of 17%. The increase for fiscal 2002 is expected to be approximately 15%.

Current economic conditions may make it more difficult in the short term to increase our revenues from corporate marketing partnerships than it has been in recent years. However, we believe that our presence in key markets and impressive portfolio of events are beneficial as we continue to pursue existing and new corporate marketing partners. We believe that revenues from our corporate marketing partnerships will continue to grow over the long term.

In the third quarter of fiscal 2001, we completed the development of and commenced racing operations at our Kansas facility and the Chicagoland facility, in which we have a 37.5% interest. Both facilities hosted inaugural schedules featuring major NASCAR, IRL and Automobile racing Club of America events and sold all of their grandstand seats as season ticket packages. Due to the fact that both facilities opened in mid-2001, they were only depreciated for half of the year in fiscal 2001, while they will be depreciated for a full year in future periods. In addition, certain operating and general expenses that were only incurred for a partial year in fiscal 2001 will be incurred by these facilities for a full year in fiscal 2002. Further, while we capitalized approximately $6.3 million in interest for the Kansas and Chicagoland projects through their completion in mid-2001, we do not anticipate that a significant amount of our interest expense will be capitalized in fiscal 2002. While we expect that the fiscal 2002 results for Kansas and Chicagoland will improve over the fiscal 2001 results on a pro forma basis, we expect the actual results reported will decline, impacting both expenses from Kansas and our pro rata share of the income from our investment in Raceway Associates, which owns and operates Chicagoland.

As a result of our merger with Penske Motorsports in July 1999, we recorded a significant amount of goodwill that was not deductible for tax purposes. The amortization of this non-deductible goodwill in our financial statements resulted in a significant increase in our effective income tax rate subsequent to the merger. As a result of our early adoption of Statement of Financial Accounting Standard ("SFAS") No. 142, goodwill will no longer be amortized for financial reporting purposes. As a result, our effective tax rate is expected to decrease in fiscal 2002.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 supercedes prior guidance and requires that all business combinations in the scope of this statement be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. We adopted this statement as required on July 1, 2001 and it did not have a material affect on our financial statements.

In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 supercedes prior guidance and requires that goodwill no longer be amortized to earnings, but instead be annually reviewed for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving (i) comparing the estimated fair value of the related reporting unit to its net book value, and (ii) comparing the estimated implied fair value of goodwill to its carrying value. We have elected to early adopt SFAS No. 142 in the first quarter of 2002. Accordingly, we will not record amortization expense of approximately $18.4 million, or approximately $0.30 per diluted share, in fiscal 2002 based on the level of goodwill as of November 30, 2001. In addition, based on an independent appraisal firm's valuation of each reporting unit's fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, we expect to record a non-cash after-tax charge of $513.8 million as a cumulative effect of change in accounting principle for the write-off of goodwill in the first quarter of 2002.

The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, we recognized our relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill, as a single asset labeled "Goodwill". We amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets initially been recognized apart from goodwill.

Our quarterly results are subject to seasonality and variability.

We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR Winston Cup races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

Quantitative and Qualitative Disclosures About Market Risks

Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U. S. interest rates affect the interest earned on our cash equivalents, short-term investments and restricted investments, as well as interest paid on certain debt instruments.

The objective of our asset management activities is to provide an adequate level of interest income and liquidity to fund operations and capital expansion, while minimizing market risk. We utilize overnight sweep accounts and short term investments to minimize the interest rate risk. We do not believe that our interest rate risk related to our cash equivalents and short-term investments is material due to the nature of the investments.

In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds in connection with financing of the construction of the Kansas Speedway (See "Future Liquidity"). The TIF bonds are serviced through payments by the Unified Government, which are funded through payments made by us to the Unified Government in lieu of property taxes. The TIF bonds are comprised of a $21.6 million, fixed rate (6.15%) term bond due December 1, 2017 and a $49.7 million fixed rate (6.75%) term bond due December 1, 2027. The proceeds from the TIF bonds, along with our initial equity commitment to the Kansas Speedway, were deposited in a trust account and are classified as Restricted Investments on our balance sheet. The trust account has invested the funds in U.S. Treasury Obligations which earn interest based on current interest rates.

Our $225 million principal amount of Senior Notes bear interest at 7.875% and rank equally with all our other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at a redemption price as defined in the indenture. Our subsidiaries are guarantors of the Senior Notes. The Senior Notes also contain various restrictive covenants.

We are exposed to market risks related to fluctuations in interest rates on our variable rate debt, which consists of borrowings of $70 million at November 30, 2001 under our $250 million Credit Facility, $20 million Miami Credit Facility and $23.5 million Term Loan. We have an interest swap agreement covering the Term Loan to fix the interest rate through the remainder of the agreement. In December 2001, we entered into an interest swap agreement covering $100 million of the $225 million principal amount of Senior Notes to convert the fixed interest rate to a variable interest rate through the remainder of the term.

Generally, fixed rate debt changes in interest rates affect the fair market value, but not earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not influence fair market value, but do affect future earnings and cash flows. We manage our interest exposure by using a combination of fixed and variable rate debt. We do not expect changes in interest rates to have a material effect on our results of operations or cash flows, although there can be no assurances that interest rates will not significantly change.

Factors That May Affect Operating Results

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify a forward-looking statement by our use of the words "anticipate," "estimate," "expect," "may," "believe," "objective," "projection," "forecast," "goal," and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause our actual results to differ from our expectations in cautionary statements made in other filings we have made with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in our other filings with the Securities and Exchange Commission.

Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels. Information concerning these factors which could cause the actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's other Securities and Exchange Commission filings. Copies of those filings are available from us and/or the Securities and Exchange Commission.

Consolidated Balance Sheets

	November 30, 2000	November 30, 2001
	(In Thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 50,592	$ 71,004
Short-term investments	200	200
Receivables, less allowance of $1,200 and $1,500, respectively	21,916	25,142
Inventories	3,009	4,583
Prepaid expenses and other current assets	10,793	6,466
Total Current Assets	86,510	107,395
Property and Equipment, net (Note 2)	794,869	855,819
Other Assets:		
Equity investments (Note 8)	28,579	32,667
Goodwill, less accumulated amortization of $24,807 and $42,902, respectively (Note 1)	692,481	676,150
Restricted investments (Notes 1 and 5)	35,193	1,263
Other	27,806	28,852
	784,059	738,932
Total Assets	$ 1,665,438	$ 1,702,146
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 14,340	$ 14,918
Deferred income (Note 1)	111,492	100,932
Current portion of long-term debt (Note 5)	5,165	9,225
Other current liabilities	9,554	10,791
Total Current Liabilities	140,551	135,866
Long-Term Debt (Note 5)	470,551	402,477
Deferred Income Taxes (Note 6)	88,534	115,711
Long-Term Deferred Income (Note 1)	11,780	11,709
Other Long-Term Liabilities	-	961
Minority Interest (Note 3)	3,151	-
Commitments and Contingencies (Note 8)	-	-
Shareholders' Equity (Notes 1 and 7):		
Class A Common Stock, $.01 par value, 80,000,000 shares authorized; 23,687,603 and 24,500,608 issued and outstanding in 2000 and 2001, respectively	237	245
Class B Common Stock, $.01 par value, 40,000,000 shares authorized; 29,457,567 and 28,663,224 issued and outstanding in 2000 and 2001, respectively	294	287
Additional paid-in capital	690,114	691,670
Retained earnings	262,846	346,844
Accumulated other comprehensive loss (Note 1)	-	(961)
	953,491	1,038,085
Less unearned compensation-restricted stock (Note 11)	2,620	2,663
Total Shareholders' Equity	950,871	1,035,422
Total Liabilities and Shareholders' Equity	$ 1,665,438	$ 1,702,146

See accompanying notes

Consolidated Statements of Income

	Year Ended November 30,		
	1999	2000	2001
	(In Thousands, Except Per Share Amounts)		
REVENUES:			
Admissions, net	$ 133,897	$ 192,789	$ 214,494
Motorsports related income	115,570	175,809	238,208
Food beverage and merchandise income	46,668	66,880	70,575
Other income	2,587	4,952	5,233
	298,722	440,430	528,510
EXPENSES:			
Direct expenses:			
Prize and point fund monies and NASCAR sanction fees	45,615	71,260	87,859
Motorsports related expenses	51,590	82,230	98,458
Food, beverage and merchandise expenses	25,539	38,448	38,251
General and administrative expenses	54,956	75,030	79,953
Depreciation and amortization	25,066	51,150	54,544
	202,766	318,118	359,065
Operating income	95,956	122,312	169,445
Interest income	8,780	6,156	3,446
Interest expense	(6,839)	(30,380)	(26,505)
Equity in net (loss) income from equity investments	(1,819)	(631)	2,935
Minority interest	(796)	(100)	992
North Carolina Speedway litigation (Note 8)	-	(5,523)	-
Income before income taxes	95,282	91,834	150,313
Income taxes (Note 6)	38,669	41,408	62,680
Net income	$ 56,613	$ 50,426	$ 87,633
Basic earnings per share (Note 1)	$1.22	$0.95	$1.65
Diluted earnings per share (Note 1)	$1.22	$0.95	$1.65
Dividends per share (Note 1)	$0.06	$0.06	$0.06
Basic weighted average shares outstanding (Note 1)	46,394,614	52,962,646	52,996,660
Diluted weighted average shares outstanding (Note 1)	46,518,977	53,049,293	53,076,828

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

	Class A Common Stock $.01 Par Value	Class B Common Stock $.01 Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation-Restricted Stock	Total Shareholders' Equity
	(In Thousands)						
Balance at November 30, 1998	$ 115	$ 316	$ 205,089	$ 163,201	$ -	$ (1,866)	$ 366,855
Net income	-	-	-	56,613	-	-	56,613
Issuance of common stock for acquisition	100	-	480,472	-	-	-	480,572
Cash dividends ($.06 per share)	-	-	-	(2,586)	-	-	(2,586)
Change in equity investment	-	-	(90)	-	-	-	(90)
Restricted stock grant (Note 11)	-	-	1,035	-	-	(1,035)	-
Reacquisition of previously issued common stock	-	-	(314)	(796)	-	-	(1,110)
Conversion of Class B Common Stock to Class A Common Stock	14	(14)	-	-	-	-	-
Income tax benefit related to restricted stock plan (Note 11)	-	-	1,129	-	-	-	1,129
Amortization of unearned compensation (Note 11)	-	-	-	-	-	1,087	1,087
Balance at November 30, 1999	229	302	687,321	216,432	-	(1,814)	902,470
Net income	-	-	-	50,426	-	-	50,426
Cash dividends ($.06 per share)	-	-	-	(3,188)	-	-	(3,188)
Restricted stock grant (Note 11)	-	-	1,978	-	-	(1,978)	-
Reacquisition of previously issued common stock	-	-	(354)	(824)	-	-	(1,178)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	-	-	-	-	-
Income tax benefit related to restricted stock plan (Note 11)	-	-	1,169	-	-	-	1,169
Amortization of unearned compensation (Note 11)	-	-	-	-	-	1,172	1,172
Balance at November 30, 2000	237	294	690,114	262,846	-	(2,620)	950,871
Comprehensive income							
Net income	-	-	-	87,633	-	-	87,633
Cumulative effect of change in accounting for interest rate swap (Note 1)	-	-	-	-	472	-	472
Interest rate swap (Note 1)	-	-	-	-	(1,433)	-	(1,433)
Total comprehensive income							86,672
Cash dividends ($.06 per share)	-	-	-	(3,190)	-	-	(3,190)
Restricted stock grant (Note 11)	1	-	1,789	-	-	(1,790)	-
Reacquisition of previously issued common stock	-	-	(520)	(445)	-	-	(965)
Conversion of Class B Common Stock to Class A Common Stock	7	(7)	-	-	-	-	-
Forfeiture of restricted shares	-	-	(178)	-	-	128	(50)
Income tax benefit related to restricted stock plan (Note 11)	-	-	465	-	-	-	465
Amortization of unearned compensation (Note 11)	-	-	-	-	-	1,619	1,619
Balance at November 30, 2001	$ 245	$ 287	$ 691,670	$ 346,844	$ (961)	$ (2,663)	$1,035,422

See accompanying notes

Consolidated Statements of Cash Flows

	Year Ended November 30,		
	1999	2000	2001
		(In Thousands)	
OPERATING ACTIVITIES			
Net income	$ 56,613	$ 50,426	$ 87,633
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,066	51,150	54,544
Amortization of unearned compensation	1,087	1,172	1,619
Amortization of financing costs	477	1,418	1,566
Deferred income taxes	14,458	20,254	27,177
Undistributed loss (gain) from equity investments	1,819	631	(2,935)
Minority interest	796	100	(992)
Other	-	(254)	722
Changes in operating assets and liabilities			
Receivables, net	6,413	(7,350)	(3,226)
Inventories, prepaid expenses and other current assets	3,549	(1,454)	3,394
Accounts payable and other current liabilities	6,951	(13,225)	1,815
Deferred income	(16,789)	37,206	(10,631)
Net cash provided by operating activities	100,440	140,074	160,686
INVESTING ACTIVITIES			
Change in short-term investments, net	53,937	490	-
Capital expenditures	(126,596)	(132,661)	(98,379)
Acquisition, net of cash acquired	(133,440)	(215,627)	(3,878)
Proceeds from sale of Competition Tire	-	7,769	-
Equity investments	(17,723)	(11,859)	(1,202)
Advances to affiliate	-	(5,812)	(1,500)
Change in restricted investments, net	(242,429)	260,736	33,930
Other, net	(3,245)	(2,488)	(925)
Net cash used in investing activities	(469,496)	(99,452)	(71,954)
FINANCING ACTIVITIES			
Net borrowings (payments) under credit facilities	92,022	(20,500)	(59,000)
Payment of long-term debt	(2,082)	(2,655)	(5,165)
Proceeds from long-term debt	294,276	-	-
Reacquisition of previously issued common stock	(1,110)	(1,178)	(965)
Cash dividends paid	(2,586)	(3,188)	(3,190)
Deferred financing fees	(12,329)	(320)	-
Net cash provided by (used in) financing activities	368,191	(27,841)	(68,320)
Net (decrease) increase in cash and cash equivalents	(865)	12,781	20,412
Cash and cash equivalents at beginning of period	38,676	37,811	50,592
Cash and cash equivalents at end of period	$ 37,811	$ 50,592	$ 71,004

See accompanying notes

Notes to Consolidated Financial Statements

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS: International Speedway Corporation, including its majority-owned subsidiaries (collectively the "Company"), is a leading promoter of motorsports entertainment activities in the United States. As of November 30, 2001, the Company owned and/or operated twelve of the nation's major motorsports facilities as follows:

Track Name	Location	Track Length
Daytona International Speedway	Daytona Beach, Florida	2.5 Miles
Talladega Superspeedway	Talladega, Alabama	2.6 Miles
Michigan International Speedway	Brooklyn, Michigan	2.0 Miles
Richmond International Raceway	Richmond, Virginia	0.8 Mile
California Speedway	Fontana, California	2.0 Miles
Kansas Speedway	Kansas City, Kansas	1.5 Miles
Phoenix International Raceway	Phoenix, Arizona	1.0 Mile
Homestead-Miami Speedway	Homestead, Florida	1.5 Miles
North Carolina Speedway	Rockingham, North Carolina	1.0 Mile
Darlington Raceway	Darlington, South Carolina	1.3 Miles
Watkins Glen International	Watkins Glen, New York	3.4 Miles
Nazareth Speedway	Nazareth, Pennsylvania	1.0 Mile

In addition, Raceway Associates, LLC ("Raceway Associates"), in which the Company holds a 37.5% indirect equity interest, owns and operates Chicagoland Speedway and Route 66 Raceway, two nationally recognized major motorsports facilities in Joliet, Illinois.

In fiscal 2001, these motorsports facilities promoted well over 100 stock car, open-wheel, sports car, truck, motorcycle and other racing events, including 20 NASCAR Winston Cup Series events, 16 NASCAR Busch Series, Grand National Division events, eight NASCAR Craftsman Truck Series events, five Indy Racing League ("IRL") Indy Racing Northern Light Series events, three Championship Auto Racing Teams ("CART") FedEx Championship Series events, two National Hot Rod Association ("NHRA") National events, the premier sports car event in the United States (the Rolex 24 at Daytona sanctioned by the Grand American Road Racing Association ("Grand Am")) and a number of prestigious motorcycle events.

The Company's business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than 1 million grandstand seats. The Company also conducts, either through operations of the facility or through its wholly-owned subsidiaries operating under the name "Americrown", souvenir merchandising operations, food and beverage concession operations and catering services to corporate customers both in suites and chalets at most of the Company's motorsports facilities. However, the Company does not currently conduct food, beverage and catering operations at California or catering operations at Phoenix, and the Company provides catering services only in chalets at North Carolina. The Company, under the name Americrown, also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers, through catalog and internet sales and directly to dealers.

MRN Radio, the Company's proprietary radio network, produces and syndicates NASCAR Winston Cup Series, NASCAR Busch Series, Grand National Division, NASCAR Craftsman Truck Series and other races promoted by the Company, as well as some races promoted by others. MRN Radio also produces daily and weekly NASCAR racing programs.

The Company owns and operates DAYTONA USA - The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR that includes interactive media, theaters, historical memorabilia and exhibits, tours and riding/driving experiences of Daytona International Speedway.

SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of International Speedway Corporation and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, bank demand deposit accounts, repurchase agreements and money market accounts at investment firms. Cash and cash equivalents exclude certificates of deposit, obligations of U.S. Government Agencies, U.S. Treasury Notes and U.S. Treasury Bills, regardless of original maturity.

The Company maintained its cash primarily with one financial institution at November 30, 2001. The Company believes that it is not exposed to any significant credit risk on its cash balances due to the strength of the financial institution.

INVESTMENTS: The Company accounts for investments in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Short-term investments consist of certificates of deposit which are due in one year or less. Certificates of deposit are readily convertible to cash and are stated at cost.

INVENTORIES: Inventories of items for resale are stated at the lower of cost, determined on the first-in, first-out basis, or market.

PROPERTY AND EQUIPMENT (Note 2): Property and equipment, including improvements to existing facilities, are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the estimated useful lives as follows:

Buildings, grandstands and tracks	5-34 years
Furniture and equipment	3-20 years

The carrying values of property and equipment are evaluated for impairment based upon expected future undiscounted cash flows. If events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss would be recognized equal to the difference between the carrying value of the asset and its fair value.

EQUITY INVESTMENTS: Equity investments are accounted for using the equity method of accounting. The Company's equity in the net income (loss) from equity investments is recorded as income (loss) with a corresponding increase (decrease) in the investment. Dividends received reduce the investment. The Company recognizes the effects of transactions involving the sale or distribution by an equity investee of its common stock as capital transactions.

Equity investments at November 30, 2000 and 2001, include the Company's interest in Motorsports Alliance, LLC ("Motorsports Alliance") (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.), which owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway and Chicagoland Speedway (See Note 8).

The Company's share of undistributed equity in the earnings (losses) from equity investments included in retained earnings at November 30, 2000 and 2001 was approximately ($1.4) million and $1.6 million, respectively.

GOODWILL (Note 3): Goodwill resulting from acquisitions prior to July 1, 2001 is being amortized by the straight-line method over 40 years. Recoverability of intangibles is assessed using estimated undiscounted cash flows of related operations. Amortization expense for the years ended November 30, 1999, 2000 and 2001 was approximately $5.4 million, $18.2 million and $18.1 million, respectively. In fiscal 1999, 2000 and 2001, approximately $4.0 million, $12.0 million and $11.9 million, respectively, is not deductible for tax purposes (See Note 1 - "New Accounting Pronouncements").

RESTRICTED INVESTMENTS: Restricted investments reflect deposits in trustee administered accounts for the benefit of the Kansas Speedway project (See Note 5).

DEFERRED FINANCING FEES: Deferred financing fees are amortized over the term of the related debt and are included in other non-current assets.

DERIVATIVE FINANCIAL INSTRUMENTS (Note 12): The Company uses interest rate swap agreements to minimize the impact of interest rate fluctuations on certain fixed and floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

INCOME TAXES (Note 6): Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION/DEFERRED INCOME: Admission income and all race-related revenue is

NOTE 1 — Description of Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

earned upon completion of an event and is stated net of admission and sales taxes collected. Advance ticket sales and all race-related revenue on future events are deferred until earned. Revenues from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of the sale.

Kansas Speedway Corporation ("KSC") offers Founding Fan Preferred Access Speedway Seating ("PASS") agreements which give purchasers the exclusive right and obligation to purchase KSC season-ticket packages for certain sanctioned racing events annually for thirty years under specified terms and conditions. Among the conditions, licensees are required to purchase all season-ticket packages when and as offered each year. Founding Fan PASS agreements automatically terminate without refund should owners not purchase any offered season tickets.

Net fees received under PASS agreements are deferred and are amortized into income over the expected life of the PASS beginning in 2001.

ADVERTISING EXPENSE: Advertising costs are expensed as incurred or, as in the case of race-related advertising, upon the completion of the event. Advertising expense was approximately $5.8 million, $9.4 million and $11.2 million for the years ended November 30, 1999, 2000 and 2001, respectively.

AMORTIZATION OF UNEARNED COMPENSATION (Note 11): The Company accounts for its long-term incentive stock plans in accordance with Accounting Principles Board ("APB") Opinion No. 25.

EARNINGS PER SHARE: Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share". The difference between basic weighted average shares and diluted weighted average shares is related to shares issued under the Company's long-term incentive stock plans, using the treasury stock method as prescribed by the standard.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS: In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or shareholders' equity, depending on the nature of the transaction. The Company adopted SFAS No. 133 on December 1, 2000, which resulted in an increase in total assets and shareholders' equity of approximately $472,000, representing the fair market value of an interest rate swap hedge (See Notes 5 and 12). Subsequent changes in the fair market value of the interest rate swap are reflected in comprehensive income (loss).

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" which is required to be implemented no later than the fourth quarter of fiscal years beginning after December 15, 1999, and provides guidance on the recognition, presentation and disclosures of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The implementation of SAB No. 101 did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 supercedes prior guidance and requires that all business combinations in the scope of this statement be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company adopted this statement as required on July 1, 2001, and it did not have a material affect on the financial statements.

NOTE 1 - Description of Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 supercedes prior guidance and requires that goodwill no longer be amortized to earnings, but instead be annually reviewed for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving; (i) comparing the estimated fair value of the related reporting unit to its net book value, and (ii) comparing the estimated implied fair value of goodwill to its carrying value. The Company has elected to early adopt SFAS No. 142 in the first quarter of 2002. Accordingly, the Company will not record amortization expense of approximately $18.4 million in fiscal 2002 based on the level of goodwill as of November 30, 2001. In addition, based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, the Company expects to record a non-cash after tax charge of $513.8 million as a cumulative effect of change in accounting principle for the write-off of goodwill in the first quarter of 2002.

The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to "carve-out" from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill as a single asset labeled "Goodwill". The Company amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets". Consistent with prior guidance SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset's carrying amount or fair value and depreciation is no longer recognized. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial position or results of operations.

COMPARABILITY: For comparability, certain 1999 and 2000 amounts have been reclassified where appropriate to conform with the presentation adopted in 2001.

NOTE 2 - Property and Equipment

Property and equipment consists of the following as of November 30 (in thousands):

	2000	2001
Land and leasehold improvements	$ 204,979	$ 207,406
Buildings, grandstands and tracks	510,603	709,018
Furniture and equipment	70,247	76,363
Construction in progress	125,982	15,720
	911,811	1,008,507
Less accumulated depreciation	116,942	152,688
	$ 794,869	$ 855,819

Depreciation expense was approximately $19.7 million, $32.6 million and $36.1 million for the years ended November 30, 1999, 2000 and 2001, respectively.

NOTE 3 - Acquisitions

On July 26, 1999, the Company acquired the approximately 88%, or 12.2 million outstanding common shares, of Penske Motorsports, Inc. ("PMI") that it did not already own for approximately $129.8 million and 10,029,861 shares of the Company's Class A Common Stock. Transaction costs, net of cash acquired in the transaction, totaled approximately $3.6 million. The total cash and stock consideration issued in the transaction was approximately $611.1 million.

Motorsports facilities acquired in the transaction include Michigan International Speedway in Brooklyn, Michigan; California Speedway in Fontana, California; North Carolina Speedway in Rockingham, North Carolina; and Nazareth Speedway in Nazareth, Pennsylvania. The Company also acquired PMI's 45% interest in Homestead-Miami Speedway, LLC ("Miami"), bringing the Company's ownership in that facility to 90%, as well as several PMI merchandising subsidiaries. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of their operations, as well as Miami, have been included in the Company's consolidated statements of income as of the date of acquisition.

The transaction purchase price was allocated to the assets and liabilities of PMI and Miami based upon their fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was allocated as goodwill of approximately $512.9 million and assembled workforce of approximately $1.5 million, which are being amortized on a straight line basis over 40 years and five years, respectively, through November 30, 2001. The amount amortized during the years ended November 30, 1999, 2000 and 2001 was approximately $4.4 million, $13.3 million and $13.1 million, respectively.

On December 1, 1999, the Company acquired Richmond International Raceway ("Richmond") for approximately $215.6 million, including acquisition costs. The Richmond acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations have been included in the Company's consolidated statements of income since the date of acquisition.

The purchase price was allocated to the assets and liabilities acquired based upon their fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was approximately $169.3 million and was recorded as goodwill, which is being amortized on a straight line basis over 40 years through November 30, 2001. The amount amortized during each of the years ended November 30, 2000 and 2001 was approximately $4.2 million.

On October 1, 2001, the Company acquired the remaining 10% interest it did not already own in Miami for $3.9 million. As predetermined in the July 1997 Purchase Agreement when the Company acquired its initial 40% interest in Miami, the purchase price was based on 10% of the negotiated facility valuation as of July 1997, plus interest. The acquisition was accounted for under the purchase method of accounting.

NOTE 4 - Divestiture

On November 15, 2000, the Company entered into a Stock Purchase Agreement with Competition Tire, LLC (an unrelated entity) for the sale of the Company's ownership in its Competition Tire subsidiaries. The Company received approximately $7.8 million and recognized a gain of approximately $200,000, net of tax, on the transaction (See Note 9).

NOTE 5 - Long-term Debt

Long-term debt consists of the following as of November 30 (in thousands):

	2000	2001
Senior Notes, net of discount of $269 and $199, respectively	$ 224,731	$ 224,801
Credit facilities	149,000	90,000
TIF bond debt service funding commitment, net of discount of $1,565 and $1,484, respectively	68,935	68,851
Term debt	27,500	23,500
Notes payable	5,550	4,550
	475,716	411,702
Less: current portion	5,165	9,225
	$ 470,551	$ 402,477

Schedule of Payments

2002	$ 9,225
2003	5,775
2004	301,890
2005	27,505
2006	635
Thereafter	68,355
	413,385
Discount	1,683
	$ 411,702

The Company's $225 million principal amount of unsecured senior notes ("Senior Notes") bear interest at 7.875% and rank equally with all of the Company's other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time or from time to time at a redemption price as defined in the indenture. The Company's subsidiaries are guarantors of the Senior Notes. The Senior Notes also contain various restrictive covenants.

The Company's $250 million senior revolving credit facility ("Credit Facility") matures on March 31, 2004, and accrues interest at LIBOR plus 50-100 basis points based on certain financial criteria. At November 30, 2001, the Company had outstanding borrowings of $70 million under the Credit Facility. The Credit Facility contains various restrictive covenants.

The Company's Miami subsidiary has a $20 million credit facility ("Miami Credit Facility") and a $23.5 million term loan ("Term Loan"). The Miami Credit Facility and Term Loan are guaranteed by the Company and have the same interest terms and restrictive covenants as the Company's Credit Facility. The Miami Credit Facility will be automatically reduced to $15 million on December 31, 2002, and will mature on December 31, 2004. At November 30, 2001, the Company had outstanding borrowings of $20 million under the Miami Credit

NOTE 5 — Long-term Debt (continued)

Facility. The Term Loan is payable in annual installments, which range from $4.5 million to $7.0 million. The Company's Miami subsidiary also has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50-100 basis points, based on certain consolidated financial criteria of the Company, for the remainder of the loan period (See Note 12).

In January 1999, the Unified Government of Wyandotte County/Kansas City, Kansas ("Unified Government"), issued approximately $71.3 million in taxable special obligation revenue ("TIF") bonds in connection with the financing of the construction of the Kansas Speedway. The TIF bonds are comprised of a $21.6 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes ("Funding Commitment") by KSC. Principal (mandatory redemption) payments per the Funding Commitment are payable by KSC on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. KSC granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. The bond financing documents contain various restrictive covenants. The Company has agreed to guarantee KSC's Funding Commitment until certain financial conditions have been met.

Simultaneous with the issuance of the TIF bonds, KSC deposited into a trust account the unexpended portion of its initial $77.9 million equity commitment to the Kansas project. The unexpended portion of KSC's equity contribution remaining in the trust account is classified as Restricted Investments on the Company's balance sheet (See Note 1).

Total interest incurred by the Company was approximately $6.8 million, $30.4 million and $26.5 million for the years ended November 30, 1999, 2000 and 2001, respectively. Total interest capitalized for the years ended November 30, 1999, 2000 and 2001 was approximately $3.3 million, $8.3 million and $6.9 million, respectively.

Financing costs of approximately $10.9 million and $9.2 million, net of accumulated amortization, have been deferred and are included in other assets at November 30, 2000 and 2001, respectively. These costs are being amortized on an effective yield method over the life of the related financing.

NOTE 6 — Federal and State Incomes Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of the deferred tax liability results from the excess of tax accelerated depreciation and amortization over depreciation and amortization for financial reporting purposes.

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended November 30,		
	1999	2000	2001
Current tax expense:			
Federal	$ 20,921	$ 18,661	$ 31,560
State	3,030	2,493	3,944
Deferred tax expense (benefit):			
Federal	14,843	19,725	23,986
State	(125)	529	3,190
Provision for income taxes	$ 38,669	$ 41,408	$ 62,680

NOTE 6 - Federal and State Incomes Taxes (continued)

The reconciliation of income tax computed at the federal statutory tax rates to income tax expense is as follows (percent of pre-tax income):

	Year Ended November 30,		
	1999	2000	2001
Income tax computed at federal statutory rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.6	2.1	3.1
Nondeductible goodwill	1.5	4.6	2.8
North Carolina Speedway litigation	-	1.8	-
Other, net	0.5	1.5	0.8
	40.6%	45.0%	41.7%

The Company has recorded a deferred tax asset of approximately $1.2 million related to various state net operating loss carryforwards that expire in varying amounts beginning in fiscal 2020.

NOTE 7 - Capital Stock

The Company's authorized capital includes 80 million shares of Class A Common Stock, par value $.01 ("Class A Common Stock"), 40 million shares of Class B Common Stock, par value $.01 ("Class B Common Stock"), and 1 million shares of Preferred Stock, par value $.01 ("Preferred Stock"). The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain dividend and conversion rights as described below. Each share of Class A Common Stock entitles the holder to one-fifth (1/5) vote on each matter submitted to a vote of the Company's shareholders and each share of Class B Common Stock entitles the holder to one (1) vote on each such matter, in each case including the election of directors. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if and when declared by the Board of Directors out of funds legally available therefrom, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time at the option of the holder on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date of any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations, or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. No shares of Preferred Stock are outstanding. The Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

NOTE 8 - Commitments and Contingencies

A. In 1985, International Speedway Corporation ("ISC") established a salary incentive plan (the "ISC Plan") designed to qualify under Section 401(k) of the Internal Revenue Code. Employees of ISC and certain participating subsidiaries who have completed one month of continuous service are eligible to participate in the ISC Plan. After twelve months of continuous service, matching contributions are made to a savings trust (subject to certain limits) concurrent with employees' contributions. The level of the matching contribution depends upon the amount of the employee contribution. Employees become 100% vested upon entrance to the ISC Plan.

The contribution expense for the ISC Plan was approximately $580,000, $934,000 and $1.2 million for the years ended November 30, 1999, 2000, and 2001, respectively.

As a result of the PMI acquisition, the Company assumed the PMI non-contributory profit-sharing plan, which covers employees who meet certain length of service requirements, and the PMI defined contribution plan under Section 401(k) of the Internal Revenue Code (collectively the "PMI Plans"). Contributions of approximately $158,000 were made to the PMI Plans for the fiscal year ended November 30, 1999. In April 2000, the PMI Plans were merged into the ISC Plan.

B. The estimated cost to complete construction in progress at November 30, 2001 at the Company's existing facilities is approximately $35.8 million, which includes the amounts related to Kansas Speedway which are included in Restricted Investments (See Notes 1 and 5).

The Company is a member of Motorsports Alliance, which owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway and Chicagoland Speedway (See Note 1). The Chicagoland Speedway development was financed through equity contributions of approximately $50 million from Motorsports Alliance and approximately $50 million in borrowings by Raceway Associates. The members of Motorsports Alliance have agreed to guarantee up to $50 million in borrowings by Raceway Associates on a pro rata basis until such time as the operations of Raceway Associates meet certain financial criteria. Through November 30, 2001, the Company has contributed approximately $35.2 million to Motorsports Alliance, including $25.0 million, which fulfilled the Company's portion of Motorsports Alliance's $50 million equity commitment and $6.9 million in approved advances. At November 30, 2001, Raceway Associates has borrowed approximately $47.8 million for the Chicagoland Speedway construction under the arrangement discussed above, which is currently guaranteed by the members of Motorsports Alliance.

C. The Company operates the Homestead-Miami Speedway under an operating agreement which expires December 31, 2032 and provides for subsequent renewal terms through December 31, 2075. The future minimum payments under such agreement are as follows, (in thousands):

Fiscal year ending November 30,	Amount
2002	$ 2,215
2003	2,215
2004	2,215
2005	2,215
2006	2,215
Thereafter	37,785
Total	$ 48,860

Expenses incurred under this agreement for each of the years ended November 30, 1999, 2000 and 2001 was $2.2 million.

D. The Company is from time to time a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company's financial condition or results of operations. In addition to such routine litigation incident to its business, the Company has been party to other legal proceedings which were concluded during the year ending November 30, 2000 as described below:

Souvenir Litigation

The Company and certain subsidiaries were parties to legal proceedings alleging price-fixing activities in connection with the sale of souvenirs and merchandise which have been settled. The settlements were given final approval by the courts, and final orders were entered in the legal proceedings on August 25, 2000.

Under the terms of the settlement agreements, without any admission of wrongdoing on their part, the Company and its subsidiaries, Americrown Service

Corporation ("Americrown") and Motorsports International Corp. ("Motorsports International") paid approximately $4.6 million in cash and agreed to redeem $6 million in souvenir merchandise discount coupons to settle with classes which encompass all purchasers of souvenirs and merchandise at NASCAR Winston Cup events during the period from January 1, 1991 to August 25, 2000. In the third quarter of fiscal 1999 the Company accrued approximately $2.8 million representing Americrown's cash portion of the souvenir litigation settlement.The remaining $1.8 million is attributable to Motorports International and was recorded as a part of the PMI merger purchase price.The effects of the discount coupon program are being recognized as the coupons are redeemed.The cash payments were remitted in fiscal year 2000.

North Carolina Speedway Litigation

In connection with PMI's acquisition of North Carolina Speedway in 1997, certain of the North Carolina Speedway stockholders (constituting more than 5% of the North Carolina shares outstanding prior to acquisition) exercised their right under North Carolina law to dissent to the price paid for the common stock of North Carolina Speedway.

On April 25, 2000, jurors in the North Carolina Speedway dissenter's action case returned a verdict upon which a judgment was entered which entitled the dissenting shareholders to $23.47 per share, an amount $3.86 to $6.70 higher than the original consideration.The financial statements for fiscal year 2000 included an accrual of approximately $5.5 million, representing the judgment and related interest, amounts due to non-dissenting former shareholders and related legal fees. In June 2000, substantially all of the amounts related to this judgment were paid by the Company.

NOTE 9 - Related Party Disclosures and Transactions

All of the racing events that take place during the Company's fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association ("AHRMA"), the American Motorcyclist Association ("AMA"), the Automobile Racing Club of America ("ARCA"), CART, the Championship Cup Series ("CCS"), the Federation Internationale de l'Automobile ("FIA"), the Federation Internationale Motocycliste ("FIM"), Grand Am, Historic Sportscar Racing ("HSR"), the International Race of Champions ("IROC"), IRL, NASCAR, the Professional Monster Trucks ("ProMT"), the Sports Car Club of America ("SCCA"), the Sportscar Vintage Racing Association ("SVRA"), the United States Auto Club ("USAC") and the World Karting Association ("WKA"). NASCAR, which sanctions some of the Company's principal racing events, is a member of the France Family Group which controls in excess of 60% of the combined voting power of the outstanding stock of the Company and some members of which serve as directors and officers. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted.The prize and point fund monies are distributed by NASCAR to participants in the events. Prize and point fund monies paid by the Company to NASCAR for disbursement to competitors totaled approximately $36.2 million, $55.7 million and $75.6 million for the years ended November 30, 1999, 2000 and 2001, respectively. Grand Am sanctions various events at certain of the Company's facilities. While certain officers and directors of the Company are equity investors in Grand Am, no officer or director has more than a 10% equity interest. In addition, certain officers and directors of the Company, representing a non-controlling interest, serve on Grand Am's Board of Managers.

In addition, NASCAR and the Company share a variety of expenses in the ordinary course of business. NASCAR pays rent to the Company for office space in the Company's corporate office complex in Daytona Beach, Florida and the Company pays rent to NASCAR for office space in Charlotte, North Carolina and New York, New York.These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR also reimburses the Company for 50% of the compensation paid to personnel working in the Company's legal and risk management departments, as well as 50% of the compensation expense associated with receptionists.The Company's payments to NASCAR for MRN Radio's broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of the Company's advertising revenues attributable to such race broadcasts. NASCAR's reimbursement

NOTE 9 – Related Party Disclosures and Transactions (continued)

for use of the Company's telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and the Company's reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount paid by the Company to NASCAR for shared expenses, net of the amounts received from NASCAR for shared expenses, totaled approximately $356,000 during fiscal 1999. The aggregate amount received from NASCAR by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $281,000 and $239,000 during fiscal 2000 and 2001, respectively. The Company strives to ensure, and management believes that, the terms of the Company's transactions with NASCAR are no less favorable to the Company than could be obtained in arms'-length negotiations.

The Company entered into collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses in October 1995. Pursuant to the agreements, the Company will advance the annual premiums of approximately $1.2 million each year for a period of eight years. Upon surrender of the policies or payment of the death benefits thereunder, the Company is entitled to repayment of an amount equal to the cumulative premiums previously paid by the Company. The Company may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements. The Company records the insurance expense net of the increase in cash surrender value of the policies associated with these agreements.

J. Hyatt Brown, one of the Company's directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. ("Brown"). Brown has received commissions for serving as the Company's insurance broker for several of the Company's insurance policies, including the Company's property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with the Company's policies were approximately $185,000, $435,000, and $549,000 during fiscal 1999, 2000 and 2001, respectively.

Walter P. Czarnecki, one of the Company's directors, owns Raceway Services, which purchases tickets to events at many of the Company's facilities. The price paid by Raceway Services for the tickets it purchases are established on the same basis as the price paid by other purchasers of tickets to the same events without regard to Mr. Czarnecki's status as a director. The amounts paid for tickets by Raceway Services were approximately $141,000 and $95,000 in fiscal 2000 and 2001, respectively.

On May 5, 1999, Motorsports Alliance and the former owners of Route 66 Raceway, LLC formed Raceway Associates, which is owned 75% by Motorsports Alliance and 25% by the former owners of the Route 66 Raceway, LLC. Edward H. Rensi, a director of the Company, was one of the former owners of the Route 66 Raceway, LLC. Mr. Rensi owned approximately 5.13% of the Route 66 Raceway, LLC and as a result of the transaction, now owns approximately 1.28% of Raceway Associates.

Pursuant to the merger agreement for the PMI acquisition, the Company was obligated to place three individuals designated by Penske Performance, Inc., on its board of directors and to include such designees as nominees recommended by the Company's Board of Directors at future elections of directors by shareholders. If the holdings of Penske Performance, Inc., fall to less than 7%, but not less than 5%, of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company would be obligated to include as nominees for its board of directors only two individuals designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc., fall to less than 5%, but not less than 2%, of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company would be obligated to include as a nominee for its board of directors only one individual designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc., fall to less than 2% percent of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company would no longer be obligated to include any individuals designated by Penske Performance, Inc., as nominees for the Company's board of directors. Messrs. Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance, Inc., serving on the Company's Board of Directors. Penske Performance, Inc., is wholly-owned by Penske Corporation which

NOTE 9 - Related Party Disclosures and Transactions (continued)

beneficially owns more than five percent of the outstanding stock of the Company. Messrs. Penske, Penske and Czarnecki are also officers and directors of Penske Performance, Inc. and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its affiliates. During fiscal 1999, subsequent to the PMI acquistion, fiscal 2000 and 2001, Penske Corporation provided the Company with certain executive and legal services at a cost of approximately $313,000 and $662,000 paid in cash and $496,000, paid in both cash and stock, respectively. Also, the Company rented Penske Corporation and its affiliates certain facilities for a driving school and sold admissions to the Company's events, hospitality suite occupancy and related services, merchandise, apparel and racing tires and accessories to Penske Corporation, its affiliates and other related companies. In fiscal 1999, subsequent to the PMI acquisition, fiscal 2000 and 2001, Penske Corporation, its affiliates and other related companies paid approximately $759,000, $3.6 million and $2.6 million, respectively, for the aforementioned goods and services. The Company has outstanding receivables and payables/accrued expenses related to Penske Corporation and its affiliates of approximately $295,000 and $186,000, respectively, at November 30, 2000 and $389,000 and $30,000 respectively, at November 30, 2001.

The Company sold its ownership in its Competition Tire subsidiaries to Competition Tire, LLC on November 15, 2000 (See Note 4). The ownership of Competition Tire, LLC includes Competition Tire East, Inc. (an unrelated entity), Penske Performance Holdings Corp. (a wholly-owned subsidiary of Penske Corporation) and certain former members of management of the Company's Competition Tire subsidiaries.

NOTE 10 - Supplemental Disclosures of Cash Flow Information

Cash paid for income taxes and interest for respective periods is summarized as follows (in thousands):

	Year Ended November 30,		
	1999	2000	2001
Income taxes paid	$ 28,645	$ 21,783	$ 31,942
Interest paid	$ 7,005	$ 36,985	$ 32,032

NOTE 11 - Long-term Stock Incentive Plan

In 1996, the Company's Board of Directors and a majority of the Company shareholders approved the 1996 Long-Term Stock Incentive Plan (the "1996 Plan") for certain officers, employees and consultants of the Company. The 1996 Plan authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights ("SARs") and restricted stock. The Company has reserved an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of the Company's Class A Common Stock for grants under the 1996 Plan.

Shares awarded under the 1996 Plan generally are subject to forfeiture in the event of termination of employment prior to the vesting dates. Prior to vesting, the 1996 Plan participants own the shares and may vote and receive dividends, but are subject to certain restrictions. Restrictions include the prohibition of the sale or transfer of the shares during the period prior to vesting of the shares. The Company also has the right of first refusal to purchase any shares of stock issued under the 1996 Plan which are offered for sale subsequent to vesting.

On April 1, 1999, 2000 and 2001, the Company awarded 19,633, 44,017 and 40,592 restricted shares of the Company's Class A Common Stock, respectively, to certain officers and managers under the 1996 Plan. The market value of shares awarded on April 1, 1999, 2000 and 2001 amounted to approximately $1.0 million, $2.0 million and $1.5 million, respectively. These shares of restricted stock, issued on April 1, awarded under the 1996 Plan vest at the rate of 50% of each award on the third anniversary of the award date and the remaining 50% on the fifth anniversary of the award date.

NOTE 11 - Long-term Stock Incentive Plan (continued)

Additionally, on April 16, 2001, the Company awarded 6,506 restricted shares of the Company's Class A Common Stock to certain officers under the 1996 Plan. The market value of the shares awarded on April 16, 2001 amounted to approximately $285,000. These shares of restricted stock, issued on April 16, 2001, vested on October 16, 2001.

The market value of the shares at the date of award has been recorded as "Unearned compensation - restricted stock", which is shown as a separate component of shareholders' equity in the accompanying consolidated balance sheets. The unearned compensation is being amortized over the vesting periods of the shares. In accordance with APB Opinion 25, the Company will recognize a compensation charge over the vesting periods equal to the fair market value of these shares on the date of the award. The expense measured under SFAS No. 123 does not differ from that under APB Opinion 25.

Commencing with the April 2000 annual meeting, a portion of each non-employee director's compensation became awards of options to acquire shares of the Company's Class A Common Stock under the 1996 Plan for their services as directors. The Company granted a total of 11,030 and 11,165 options to purchase the Company's Class A Common Stock to the non-employee directors at exercise prices of $44.50 and $44.25 per share, in April of 2000 and 2001, respectively. These options become exercisable one year after the date of grant, and expire on the tenth anniversary of the date of grant.

On April 1, 2001, certain non-officer managers of the Company were granted a total of 24,000 options to purchase the Company's Class A Common Stock, at an exercise price of $37.06 per share under the 1996 Plan. These options vest over a two and one-half year period and expire on the tenth anniversary of the date of grant.

As the exercise price of these stock options equal the market price of the underlying stock on the date of grant, in accordance with APB Opinion 25 no compensation expense is recognized by the Company. For the years ended November 30, 2000 and 2001, the Company's pro forma diluted earnings per share as adjusted for compensation expense of the stock options, determined in accordance with SFAS No. 123, does not differ from actual results.

The tax effect of income tax deductions that differ from expense under these plans is credited or charged to additional paid-in capital.

NOTE 12 - Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, short-term investments, restricted investments, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

Fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. The Company's credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2001, the fair value of the remaining long-term debt, which includes the Senior Notes, TIF bond Funding Commitment and Term Loan, as determined by quotes from financial institutions, was $327.9 million compared to the carrying amount of $317.2 million.

The Company periodically utilizes interest rate swap agreements to limit the impact of the variable interest rate of certain long-term debt. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. The Company entered into an interest swap agreement to limit the impact of the variable interest rate on certain long-term debt. This agreement, with a principal notional amount of $23.5 million and an estimated fair value of a liability totaling $961,000 at November 30, 2001, expires at December 31, 2004.

In December 2001, the Company entered into an interest rate swap agreement for interest rate exposure management purposes on $100 million of the $225 million principal amount of Senior Notes. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

NOTE 12 - Financial Instruments (continued)

The interest rate swap effectively modifies the Company's exposure to interest risk by converting $100 million of the 7.875% fixed-rate Senior Notes to a floating rate based on six-month LIBOR, in arrears, plus a spread. The agreement is deemed to be a perfectly effective fair value hedge and therefore qualifies for the "shortcut" method of accounting under SFAS No. 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreement.

The Company's interest rate swap agreements were entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

NOTE 13 - Quarterly Data (Unaudited)

The Company derives most of its income from a limited number of NASCAR-sanctioned races. As a result, the Company's business has been, and is expected to remain, highly seasonal based on the timing of major events. For example, one of Darlington Raceway's Winston Cup Series events is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenue and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30.

The Company's fiscal 2001 results of operations are not necessarily comparable to results of fiscal 2000 as a result of the new television broadcast agreements, which began in fiscal 2001 for all NASCAR Winston Cup and NASCAR Busch Grand National events, the commencement of motorsports event operations at the Kansas facility and Chicagoland, in which we have a 37.5% interest, in fiscal 2001, the sale of the Competition Tire subsidiaries in November 2000, the acquisition of the remaining 10% interest in Miami in October 2001, and certain schedule changes for motorsports events in fiscal 2001 as compared to fiscal 2000.

The following table presents certain unaudited financial data for each fiscal quarter of fiscal 2000 and fiscal 2001 (in thousands, except per share amounts):

	Fiscal Quarter Ended			
	February 29, 2000	May 31, 2000	August 31, 2000	November 30, 2000
Total revenue	$ 111,595	$ 98,748	$ 107,175	$ 122,912
Operating income	35,187	22,230	27,485	37,410
Net income	16,097	3,722	12,783	17,824
Basic earnings per share	0.30	0.07	0.24	0.34
Diluted earnings per share	0.30	0.07	0.24	0.34

	Fiscal Quarter Ended			
	February 28, 2001	May 31, 2001	August 31, 2001	November 30, 2001
Total revenue	$ 120,689	$ 111,996	$ 132,122	$ 163,703
Operating income	44,397	27,511	39,383	58,154
Net income	22,750	13,300	21,767	29,816
Basic earnings per share	0.43	0.25	0.41	0.56
Diluted earnings per share	0.43	0.25	0.41	0.56

NOTE 14 - Segment Reporting

The Company's primary business is the promotion of motorsports events at its race facilities. The Company's remaining business units, which are comprised of the radio network production and syndication of numerous racing events and programs, the operation of a motorsports-themed entertainment complex, certain souvenir merchandising operations not associated with the promotion of motorsports events at the Company's facilities, construction management services, leasing operations, financing and licensing operations are included in the "All Other" segment. The Company evaluates financial performance of the business units on operating profit after allocation of corporate selling, general and administrative ("SG&A") expenses. Corporate SG&A expenses are allocated to business units based on each business unit's net revenues to total net revenues.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues were approximately $3.9 million, $16.8 million and $10.1 million for the years ended November 30, 1999, 2000, and 2001, respectively (in thousands).

	Year Ended November 30,		
	1999	2000	2001
Net revenues:			
Motorsports events	$ 267,130	$ 396,664	$ 500,302
All other	35,494	60,582	38,353
Total	$ 302,624	$ 457,246	$ 538,655
Operating income:			
Motorsports events	$ 91,913	$ 113,212	$ 160,279
All other	4,043	9,100	9,166
Total	$ 95,956	$ 122,312	$ 169,445

	As of November 30,	
	2000	2001
Total assets:		
Motorsports events	$ 1,521,639	$ 1,593,074
All other	143,799	109,072
Total	$ 1,665,438	$ 1,702,146

ERNST & YOUNG LLP

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
International Speedway Corporation

We have audited the accompanying consolidated balance sheets of International Speedway Corporation and subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended November 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Speedway Corporation and subsidiaries at November 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years ended November 30, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Jacksonville, Florida
January 11, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

At November 30, 2001, International Speedway Corporation had two issued classes of capital stock: Class A Common Stock, $.01 par value per share, and Class B Common Stock, $.01 par value per share. The Class A Common Stock is traded on the NASDAQ National Market System under the symbol "ISCA". The Class B Common Stock is traded on NASDAQ's Over-The-Counter Bulletin Board under the symbol "ISCB" and, at the option of the holder, is convertible to Class A Common Stock at any time. As of November 30, 2001, there were approximately 3,400 record holders of Class A Common Stock and approximately 850 record holders of Class B Common Stock.

The reported high and low sales prices or high and low bid information as applicable for each quarter indicated are as follows:

	ISCA		ISCB(1)	
Quarter Ending:	High	Low	High	Low
February 2000	$65.94	$42.06	$64.25	$42.50
May 2000	49.50	40.50	48.00	40.50
August 2000	45.75	30.13	45.25	30.00
November 2000	39.44	32.00	39.00	32.00
February 2001	47.25	36.25	47.00	36.25
May 2001	48.00	36.00	47.75	36.00
August 2001	44.10	38.38	44.20	38.50
November 2001	42.67	30.40	42.00	30.60

(1) ISCB quotations were obtained from the OTC Bulletin Board and represent prices between dealers and do not include mark-up, mark-down or commission. Such quotations do not necessarily represent actual transactions.

Dividends

Annual dividends of $0.06 per share were declared in the quarter ending in May and paid in June in fiscal years 2000 and 2001 on all common stock that was issued at the time.

Investor Inquiries and 10-K

For more information about
International Speedway Corporation contact:
Investor Relations
International Speedway Corporation
Post Office Box 2801
Daytona Beach, Florida ◦ 32120-2801
Phone:(386) 947-6465
www.iscmotorsports.com

Corporate Address

International Speedway Corporation
Post Office Box 2801 ◦ Daytona Beach, Florida ◦ 32120-2801

Transfer Agent and Registrar
SunTrust Bank, Central Florida, N.A.
58 Edgewood Avenue ◦ Atlanta, Georgia ◦ 30303
Phone:(800) 568-3476

Independent Auditors for 2001
Ernst & Young LLP ◦ Jacksonville, Florida

Other Executive Officers

John R. Saunders
Senior Vice President - Operations

W. Garrett Crotty
Vice President,
Secretary and General Counsel

John E. Graham, Jr.
Vice President of International Speedway Corporation and President of Daytona International Speedway, LLC

W. Grant Lynch, Jr.
Vice President of International Speedway Corporation, President of Talladega Superspeedway, LLC and President of Kansas Speedway Corporation

Paul D. H. Phipps
Vice President - Sales and Marketing

Leslie A. Richter
Vice President - Special Projects

Susan G. Schandel
Vice President - Administrative Services, Chief Financial Officer and Treasurer

Board of Directors



William C. France
Chairman and Chief Executive Officer
International Speedway Corporation



James C. France
President and Chief Operating Officer
International Speedway Corporation



Lesa D. Kennedy
Executive Vice President
International Speedway Corporation



Roger S. Penske
Vice Chairman
International Speedway Corporation
Chairman and Chief Executive Officer
Penske Corporation



H. Lee Combs
Senior Vice President
Corporate Development
International Speedway Corporation



J. Hyatt Brown
President and Chief Executive Officer
Brown & Brown, Inc.



John R. Cooper
Retired as Vice President
International Speedway Corporation



Walter P. Czarnecki
Executive Vice President
Penske Corporation



Robert R. Dyson
Chairman and Chief Executive Officer
Dyson-Kissner-Moran Corporation



Brian Z. France
Executive Vice President
NASCAR, Inc.



Christy F. Harris
Attorney in private practice
of business and commercial law



Raymond K. Mason, Jr.
President
American Banks of Florida, Inc.



Gregory W. Penske
President
Penske Automotive Group, Inc.



Edward H. Rensi
Retired as CEO and President
McDonald's USA
Chairman and Chief Executive Officer
Team Rensi Motorsports



Lloyd E. Reuss
Retired as President
General Motors Corporation



Chapman J. Root, II
Director
Root Company, Inc.



Thomas W. Staed
Chairman
Staed Family Associates

Designed and Produced by Patterson/Bach Communications, Inc., Orlando, Florida.

A MOTORSPORTS ENTERTAINMENT COMPANY

International Speedway Corporation
Post Office Box 2801
Daytona Beach, Florida
32120-2801
(386) 254-2700

For Tickets, Merchandise and Information

www.iscmotorsports.com